Form 40-F
period 2021-08-31
Engine Gaming & Media, Inc.
filed 2021-11-26
CIK 1714562

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended August 31, 2021	Commission File Number 333-39389

ENGINE GAMING AND MEDIA, INC.

(Exact name of Registrant as specified in its charter)

British Columbia

(Province or other jurisdiction of incorporation or organization)

7372

(Primary Standard Industrial Classification Code Number (if applicable))

Not Applicable

(I.R.S. Employer Identification Number (if applicable))

77 King Street West,

Suite 3000, PO Box 95

Toronto, Ontario, Canada M5K 1G8

(705) 445-3006

(Address and telephone number of Registrant’s principal executive offices)

Louis Schwartz

Engine Gaming and Media, Inc.

2110 Powers Ferry Road SE

Suite 450

Atlanta, Georgia

United States, 30339

(212) 931-1200

(Name, address (including zip code) and telephone number (including area code)

of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, no par value	GAME	The NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: Not applicable.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: Not applicable.

For annual reports, indicate by check mark the information filed with this Form:

☒	Annual information form	☒	Audited annual financial statements

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of August 31, 2021:

15,543,309 Common Shares, no par value

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☐ No ☒

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company ☒

If an emerging growth company that prepares is financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

EXPLANATORY NOTE

Engine Gaming and Media, Inc. (the “Company” or the “Registrant”) is a Canadian issuer that is permitted, under the multijurisdictional disclosure system adopted in the United States, to prepare this Annual Report on Form 40-F (this “Annual Report”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and Rule 405 under the Securities Act of 1933, as amended. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3 thereunder.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report, including any documents incorporated by reference herein, contains certain “forward-looking information” and “forward-looking statements” as defined under applicable Canadian and United States securities laws (collectively, “forward-looking statements”). These statements relate to future events or future performance and reflect the Company’s expectations and assumptions regarding such future events and performance. In particular, all statements, other than historical facts, included in this Annual Report, including any documents incorporated by reference herein, that address activities, events or developments that management of the Company expect or anticipate will or may occur in the future are forward-looking statements, including but not limited to, statements with respect to:

●	financial, operational and other projections and outlooks as well as statements or information concerning future operation plans, objectives, performance, revenues, growth, acquisition strategy, profits or operating expenses;
●	the Company’s ability to successfully execute its business plan;
●	any expectation of regulatory approval and receipt of certifications with respect to the Company’s current and proposed business transactions;
●	expectations regarding existing products and plans to develop, implement or adopt new technology or products;
●	the expectation of obtaining new customers for the Company’s products and services, as well as expectations regarding expansion and acceptance of the Company’s brand and products to new markets;
●	estimates and projections regarding the industry in which the Company operates and adoption of technologies, including expectations regarding the growth and impact of esports;
●	requirements for additional capital and future financing options;
●	the risks inherent in international operations;
●	marketing plans;
●	the Company’s ability to compete with its competitors and their technologies;
●	the Company’s reliance on key executives and the ability to attract and retain qualified personnel;
●	the availability of intellectual property protection for the Company’s products, and the Company’s ability to expand and exploit its intellectual property;
●	statements related to the expected or potential impact of the novel coronavirus (“COVID-19”) pandemic;
●	the completion of and the Company’s use of the proceeds of any offering; and
●	other expectations of the Company.

Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

Such statements, made as of the date hereof, or in the case of a document incorporated by reference, the date thereof, reflect the Company’s views with respect to future events and are based on information as of the date of such statements and are subject to and involve certain known and unknown risks, uncertainties, assumptions and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed in or implied by such forward-looking statements. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.

When relying on forward-looking statements to make decisions, readers should ensure that the preceding information, the risk factors described in the Company’s Annual Information Form for the fiscal year ended August 31, 2021, attached hereto as Exhibit 99.1 (the “AIF”), under the section entitled “Risk Factors”, and the contents of the AIF are all carefully considered. These forward-looking statements are made as of the date of this Annual Report, or in the case of a document incorporated by reference, the date thereof, and, except as may be required by law, the Company disclaims any obligation or undertaking to publicly release any updates or revisions to any forward-looking statements contained in this Annual Report or incorporated by reference herein to reflect any change in expectations, estimates and projections with regard thereto or any changes in events, conditions or circumstances on which any statement is based. Readers should not place undue importance on forward-looking statements and should not rely upon this information as of any other date. In addition to the disclosure contained herein, for more information concerning the Company’s various risks and uncertainties, please refer to the Company’s periodic public filings available under its profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

NOTE TO UNITED STATES READERS - DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under the multi-jurisdictional disclosure system adopted by the United States Securities and Exchange Commission (the “SEC”), to prepare this Annual Report in accordance with Canadian disclosure requirements, which differ from those of the United States. The Company has prepared its financial statements, which are filed as Exhibit 99.2 to this Annual Report and incorporated by reference herein, in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board and they are not comparable to financial statements of United States companies.

ANNUAL INFORMATION FORM

The Registrant’s AIF is filed as Exhibit 99.1 to this Annual Report and is incorporated by reference herein.

AUDITED ANNUAL FINANCIAL STATEMENTS

The Registrant’s audited consolidated financial statements for the years ended August 31, 2021 and 2020, including the report of the independent auditor thereon, are filed as Exhibit 99.2 to this Annual Report and are incorporated by reference herein.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Registrant’s Management’s Discussion and Analysis for the years ended August 31, 2021 and 2020, is filed as Exhibit 99.3 (the “MD&A”) to this Annual Report and is incorporated by reference herein.

TAX MATTERS

Purchasing, holding, or disposing of the Company’s securities may have tax consequences under the laws of the United States and Canada that are not described in this Annual Report.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of the end of the period covered by this Annual Report, the Company carried out an evaluation, under the supervision of the Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act). Based upon that evaluation, the Company’s CEO and CFO have concluded that, as of the end of the period covered by this Annual Report, the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (ii) accumulated and communicated to the Company’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

While the Company’s principal executive officer and principal financial officer believe that the Company’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Company’s disclosure controls and procedures or internal control over financial reporting will prevent all errors or fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Management’s Annual Report on Internal Control over Financial Reporting

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Changes in Internal Control over Financial Reporting

During the period covered by this Annual Report, no change occurred in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

CORPORATE GOVERNANCE

The Company’s Board of Directors (the “Board of Directors”) is responsible for the Company’s corporate governance and has a separately designated standing Audit Committee. The Board of Directors has determined that all of the members of the Audit Committee are independent, based on the criteria for independence prescribed by Section 5605(a)(2) of the NASDAQ Stock Market Rules.

Nominating and Governance Committee

The Nominating and Governance Committee is responsible for, among other things: maintaining oversight of the governance functions and effectiveness of the Board of Directors and the Company’s governance functions; identifying, screening and recommending qualified candidates to serve as directors; reviewing and evaluating the Board of Directors; and addressing any related matters required by applicable law. The Company’s Nominating and Governance Committee is comprised of Hank Ratner, Lawrence Rutkowski and Lori Conkling, all of whom are independent based on the criteria for independence prescribed by Rule 5605(a)(2) of the NASDAQ Stock Market Rules.

Compensation Committee

The Compensation Committee is responsible for assisting the Board of Directors with, among other things: evaluation and compensation of the Company’s senior management; compensation of the Board of Directors; and additional matters delegated to the Compensation Committee by the Board of Directors. The Compensation Committee is comprised of Hank Ratner and Lawrence Rutkowski, both of whom are independent based on the criteria for independence prescribed by Rule 5605(a)(2) of the NASDAQ Stock Market Rules.

Patent Committee

The Patent Committee is responsible for, among other things: overseeing the Company’s patent portfolio. The Patent Committee is comprised of Louis Schwartz, Lawrence Rutkowski and Lori Conkling. Mr. Rutkowski and Ms. Conkling are independent as prescribed by Section 5605(a)(2) of the NASDAQ Stock Market Rules.

AUDIT COMMITTEE

The Board of Directors has a separately designated standing Audit Committee established for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the financial statements of the Company in accordance with Section 3(a)(58)(A) of the Exchange Act and Rule 5602(c) of the NASDAQ Stock Market Rules. As of the date of this Annual Report, the Company’s Audit Committee is comprised of Lawrence Rutkowski, Hank Ratner and Rudolph Cline-Thomas, all of whom are independent based on the criteria for independence prescribed by Rule 10A-3 of the Exchange Act and Rule 5605(a)(2) of the NASDAQ Stock Market Rules. The Audit Committee meets the composition requirements set forth by Section 5605(c)(2) of the NASDAQ Stock Market Rules.

The Board of Directors has also determined that each member of the Audit Committee is financially literate, meaning each such member has the ability to read and understand a set of financial statements that present a breadth and level of complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Audit Committee Financial Expert

The Board of Directors has determined that Lawrence Rutkowski qualifies as a financial expert (as defined in Item 407(d)(5)(ii) of Regulation S-K under the Exchange Act) and Rule 5605(c)(2)(A) of the NASDAQ Stock Market Rules; and (ii) is independent (as determined under Exchange Act Rule 10A-3 and Rule 5605(a)(2) of the NASDAQ Stock Market Rules).

The SEC has indicated that the designation or identification of a person as an audit committee financial expert does not make such person an “expert” for any purpose, impose any duties, obligations or liability on such person that are greater than those imposed on members of the audit committee and the board of directors who do not carry this designation or identification, or affect the duties, obligations or liability of any other member of the audit committee or board of directors.

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY INDEPENDENT AUDITOR

The Audit Committee pre-approves all audit services to be provided to the Company by its independent auditors. The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information provided under the heading “External Auditor Service Fees” contained in the AIF, filed as Exhibit 99.1 hereto, is incorporated by reference herein.

OFF-BALANCE SHEET ARRANGEMENTS

The information provided under the heading “Off-balance sheet arrangements” contained in the MD&A, filed as Exhibit 99.3 hereto, is incorporated by reference herein.

CODE OF ETHICS

The Company has adopted a Code of Business Conduct and Ethics that applies to directors, officers and employees of, and consultants to, the Company (the “Code”). The Code is posted on the Company’s website at www.enginemediainc.com. The Code meets the requirements for a “code of ethics” within the meaning of that term in General Instruction 9(b) of Form 40-F.

All waivers of the Code with respect to any of the employees, officers or directors covered by it will be promptly disclosed as required by applicable securities rules and regulations. During the fiscal year ended August 31, 2021, the Company did not waive or implicitly waive any provision of the Code with respect to any of the Company’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table lists, as of August 31, 2021, information with respect to the Registrant’s known contractual obligations.

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	106,330	106,330	-	-	-
Convertible Debt	7,449,713	449,713	7,000,000	-	-
Promissory Notes Payable	682,304	682,304	-	-	-
Lease Obligations	903,062	313,198	468,929	120,935	-
Total	9,141,409	1,551,545	7,468,929	120,935	-

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended August 31, 2021 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

MINE SAFETY DISCLOSURE

Not Applicable.

NASDAQ STATEMENT OF GOVERNANCE DIFFERENCES

The Company is a “foreign private issuer” as defined in Rule 3b-4 under Exchange Act and its Common Shares are listed on The NASDAQ Stock Market LLC (“NASDAQ”) and the TSX Venture Exchange (“TSXV”). Rule 5615(a)(3) of NASDAQ Stock Market Rules permits foreign private issuers to follow home country practices in lieu of certain provisions of NASDAQ Stock Market Rules. A foreign private issuer that follows home country practices in lieu of certain provisions of NASDAQ Stock Market Rules must disclose ways in which its corporate governance practices differ from those followed by domestic companies either on its website or in the annual report that it distributes to shareholders in the United States. A description of the ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NASDAQ standards are as follows:

Shareholder Meeting Quorum Requirement: NASDAQ Stock Market Rule 5620(c) (“Rule 5620(c)”) requires that the minimum quorum requirement for a meeting of shareholders be 33 1/3 % of the outstanding common shares. In addition, Rule 5620(c) requires that an issuer listed on NASDAQ state its quorum requirement in its by-laws. In lieu of following Rule 5620(c), has elected to follow Canadian practices consistent with the requirements of the TSXV and the Business Corporations Act (British Columbia).

UNDERTAKING

The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by SEC staff, and to furnish promptly, when requested to do so by SEC staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Company has previously filed with the SEC a written consent to service of process on Form F-X. Any change to the name or address of the Company’s agent for service shall be communicated promptly to the SEC by amendment to the Form F-X referencing the file number of the Company.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

DATED this 26th day of November, 2021.

ENGINE GAMING AND MEDIA, INC.

By:	/s/ Louis Schwartz
Name:	Louis Schwartz
Title:	Chief Executive Officer

EXHIBIT INDEX

The following documents are being filed with the SEC as Exhibits to this Form 40-F:

Exhibit Number	Description
99.1	Annual Information Form dated November 26, 2021 for the fiscal year ended August 31, 2021

99.2	Audited Consolidated Financial Statements for the years ended August 31, 2021 and 2020

99.3	Management’s Discussion and Analysis for the years ended August 31, 2021 and 2020

99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended

99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended

99.6	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Consent of Baker Tilly WM LLP

101.INS*	XBRL Instance

101.SCH*	XBRL Taxonomy Extension Schema

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase

101.DEF*	XBRL Taxonomy Extension Definition Linkbase

101.LAB*	XBRL Taxonomy Extension Label Linkbase

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase

* To be filed by amendment.