Form 20-F/A
period 2022-08-31
GameSquare Holdings, Inc.
filed 2023-12-20
CIK 1714562

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (“Amendment No. 1”) amends the Annual Report of Engine Gaming and Media, Inc. (the “Company”) on Form 20-F for the fiscal year ended August 31, 2022 (the “2022 Annual Report”), as originally filed with the Securities and Exchange Commission (the “SEC”), on December 29, 2022 to address certain comments from the staff of the SEC in relation to the 2022 Annual Report. Accordingly, the Company is restating in their entirety the following sections of the 2022 Annual Report: (i) the Independent Auditor’s Report, included in pages F-4 and F-70, (ii) the Consolidated Financial Statements for the years ended August 31, 2022 and 2021 and the Consolidated Financial Statements for the years ended August 31, 2021 and 2020. The specific changes made to the previously filed financial statements are described in the section titled “Restatement” in each of the respective Consolidated Financial Statements referred to above.

This Amendment No. 1 speaks as of the date of the 2022 Annual Report. Other than as set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate in any way any other item contained in the 2022 Annual Report as originally filed with the SEC. As a result, this Amendment No. 1 does not reflect any events that may have occurred after the filing of the 2022 Annual Report on December 29, 2022. Accordingly, this Amendment No. 1 should be read in conjunction with the 2022 Annual Report and the Company’s other filings with, and reports furnished to, the SEC subsequent to December 29, 2022.

As required by Rule 12b-15 of the Securities and Exchange Act of 1934, as amended, the Company is filing or furnishing the certifications required under Section 302 and Section 906 of the Sarbanes-Oxley Act of 2002 as exhibits to this Amendment No. 1.

Internal Control Considerations

In connection with the restatement, the Company’s management reassessed the effectiveness of its disclosure controls and procedures for the periods affected by the restatement. As a result of that reassessment, the Company’s management determined that its disclosure controls and procedures for such periods were not effective. In addition, the Company’s management determined that there was a material weakness in its internal control over financial reporting as of August 31, 2022.

INTRODUCTION

In this Annual Report on Form 20-F/A (the “Annual Report”), the term “Company”, or “Engine” refers to Engine Gaming and Media, Inc. and its subsidiaries as a whole, unless otherwise specified or the context otherwise requires.

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

Foreign operational risks

A significant portion of the business and operations of the Company is conducted in foreign jurisdictions, including the United States, and Spain. As such, the Company’s business and operations may be adversely affected by changes in foreign government policies and legislation or social instability and other factors which are not within the control of the Company, including, but not limited to, renegotiation or nullification of existing contracts or licenses, changes in policies, regulatory requirements or the personnel administering them, economic sanctions, risk of terrorist activities, revolution, border disputes, implementation of tariffs and other trade barriers and protectionist practices, volatility of financial markets, labor disputes and other risks arising out of foreign governmental sovereignty over the areas in which the Company’s business is conducted. The Company’s operations may also be adversely affected by laws and policies of such foreign jurisdictions affecting foreign trade, taxation and investment.

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

Regulation

The Company is subject to general business regulations and laws as well as regulations and laws specifically governing the internet, gaming, e-commerce and electronic devices. Existing and future laws and regulations may impede the Company’s growth or strategy. These regulations and laws cover taxation, privacy, data protection, pricing, content, copyrights, distribution, mobile communications, consumer protection, web services, wagering, the provision of online payment services, websites and the characteristics and quality or products and services. Unfavorable changes in regulations and laws could decrease demand for the Company’s events, online offering and merchandise, increase its cost of doing business or otherwise have a material adverse effect on the Company’s reputation, popularity, results of operations and financial condition.

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

On December 2, 2020, the Company announced that its wholly-owned subsidiaries Frankly Media LLC and Frankly have amended the existing secured credit facility (as amended, the “EB Loan”) with arm’s length lender EB Acquisition Company, LLC (the “EB Lender”), in connection with the advance of an additional US$1,000,000 under the EB Loan, which is convertible at the option of the EB Lender, at a conversion price per share of US$11.25. The credit limit under the EB Loan of US$5 million is now fully drawn. In connection with the amendment, the maturity date of the EB Loan has been extended from January 5, 2021 until January 5, 2022. Additionally, the Company has guaranteed the obligations under the EB Loan and has granted a security interest in favor of the EB Lender over the assets of the Company. In consideration of the extension of the maturity date, the Company has agreed to issue to the EB Lender an aggregate of 6,666 Common Shares and an amendment fee of US$100,000 which forms part of the outstanding principal under the EB Loan. The Common Shares issuable will be subject to a hold period expiring four months and a day following the date of issuance, as well as restrictions on transfer under applicable securities laws.

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

A.	Operating Results

Selected Annual Information

	For the years ended
	August 31, 2022	August 31, 2021

Operating results
Total revenues	$41,882,613	$33,345,268
Total expenses	54,177,216	62,084,251
Total net income (loss) from continuing operations	(12,359,822)	(28,768,907)
Total net gain (loss) from discontinued operations	7,957,758	(11,890,261)
Comprehensive income (loss)	(4,008,136)	(40,648,918)

Loss per share – Continuing operations
Basic income (loss) per share	$(0.79)	$(2.42)
Diluted income (loss) per share	$(0.79)	$(2.42)

The total expenses above for the year ended August 31, 2022, include a non-cash decrease in the fair value of warrant liability of $4.7 million, discussed in more detail below.

Revenue

			Increase
For the year ended August 31,	2022	2021	(decrease)
	$	$	$

Software-as-a-service	9,220,069	7,952,426	1,267,643
Advertising	32,662,544	25,392,842	7,269,702
	41,882,613	33,345,268	8,537,345

●	Software-as-a-service revenue for the year ended August 31, 2022, was $9,220,069 in comparison to $7,952,426 for the year ended August 31, 2021. The increase of $1,267,643 was primarily due to the full year impact of revenue recognized from the SideQik acquisition and increased SaaS revenue from the Steam Hatchet business, offset to some degree by lower SaaS revenue at Frankly.

●	Advertising revenue for the year ended August 31, 2022, was $32,662,544 in comparison to $25,392,842 for the year ended August 31, 2021. The increase of $7,269,702 was primarily due to growth from Frankly’s largest client, which saw significant growth in traffic to its various digital properties.

Expenses

			Increase
For the year ended August 31,	2022	2021	(decrease)
	$	$	$

Salaries and wages	14,086,954	12,161,000	1,925,954
Consulting	2,253,836	2,223,147	30,689
Professional fees	1,920,663	1,771,190	149,473
Revenue sharing expense	30,090,316	22,853,680	7,236,636
Advertising and promotion	1,187,161	1,299,909	(112,748)
Office and general	5,282,145	2,406,678	2,875,467
Technology expenses	3,062,181	2,309,248	752,933
Amortization and depreciation	1,008,383	1,084,203	(75,820)
Share-based payments	4,688,218	3,702,754	985,464
Interest expense	729,848	1,274,998	(545,150)
(Gain) loss on foreign exchange	400,521	1,090,944	(690,423)
Loss on extinguishment of debt	-	2,428,900	(2,428,900)
Gain on retained interest in former associate	-	(99,961)	99,961
Transaction costs	1,327,990	341,702	986,288
Arbitration settlement reserve	(5,775,717)	6,468,330	(12,244,047)
Impairment expense	-	4,319,855	(4,319,855)
Restructuring costs	177,952	-	177,952
Change in fair value of promissory notes receivable and investment at FVTPL	873,778	(581,812)	1,455,590
Change in fair value of warrant liability	(4,748,893)	(9,037,108)	4,288,215
Change in fair value of convertible debt	(2,388,120)	6,066,594	(8,454,714)
	54,177,216	62,084,251	(7,907,035)

●	Salaries and wages for the year ended August 31, 2022, was $14,086,954 in comparison to $12,161,000 for the year ended August 31, 2021. The increase of $1,925,954 was primarily due to the full-year impact of the acquisition of SideQik which increased salaries and wages by $3.7 million from the prior year, the increase was offset somewhat by restructuring actions completed during 2022.

●	Revenue sharing for the year ended August 31, 2022, was $30,090,316 in comparison to $22,853,680 for the year ended August 31, 2021. These costs are the full year share of our gross advertising revenue paid to Frankly’s customers.

●	Office and general for the year ended August 31, 2022, was $5,282,145 in comparison to $2,406,678 for the year ended August 31, 2021. The increase of $2,875,467 was related to the directors’ and officers’ insurance acquired during the Nasdaq up-listing process as well as to a smaller extent, office, and general expenses from the SideQik acquisition, which did not impact the comparable period.

●	Technology for the year ended August 31, 2022, was $3,062,181 in comparison to $2,309,248 for the year ended August 31, 2021. The increase of $752,933 was due to the acquisition of SideQik full-year impact, somewhat offset by technology savings at Frankly.

●	Share-based payments expense for the year ended August 31, 2022, was $4,688,218 in comparison to $3,702,754 for the year ended August 31, 2021. The increase of $985,464 was due to a full year of share-based payment expense related to employees from the acquisition of SideQik as well as stock options and restricted stock units granted to officers and directors, during the year.

●	Interest expense for the year ended August 31, 2022, was $729,848 in comparison to $1,274,998 for the year ended August 31, 2021. The decrease of $545,150 was primarily due to significantly lower average principal balance during fiscal 2022 than 2021.

●	Loss on foreign exchange for the year ended August 31, 2022, was $400,521 in comparison to of $1,090,944 for the year ended August 31, 2021. The decrease of $690,423 was due primarily to the weakening of the US dollar versus the Canadian dollar in the comparable period.

●	Loss on extinguishment of debt was $0 for the year ended August 31, 2022, compared to $2,428,900 for the year ended August 31, 2021, as no debt extinguishments occurred in fiscal 2022.

●	Transaction costs for the year ended August 31, 2021, was $1,327,990, in comparison to $341,702 for the year ended August 31, 2021. The increase of $986,288 was related to financing work that didn’t impact the comparable period as well as costs related to the disposal of Eden Games.

●	Arbitration settlement reserve for the year ended August 31, 2022, was a benefit of $5,775,717, in comparison to expense of $6,468,330 for the year ended August 31, 2021. We recognized a liability for an arbitration ruling, relating to AIS, which represents the fair value of the Common Shares directed to be delivered as of August 31, 2022. This liability was adjusted to fair value at the end of each reporting period.

●	Impairment expense for the year ended August 31, 2022, was $0 in comparison to $4,319,855 for the year ended August 31, 2021. The decrease was due to full impairment of SideQik goodwill and intangibles in the 2021 period.

●	Change in fair value of promissory notes receivable and investment at FVTPL for the year ended August 31, 2022, increased expense by $873,778 in comparison to decreasing expense $581,812 for the year ended August 31, 2021. The change of $1,455,590 was primarily due to a fair value adjustment of promissory notes receivable in 2022, these notes were acquired in 2022.

●	Change in fair value of warrant liability for the year ended August 31, 2022, decreased expense by $4,748,893 in comparison to decreasing expense $9,037,108 for the year ended August 31, 2021. The change of $4,288,215 in the warrant liability is a result of the revaluation of the Company’s warrant obligation at each period end, driven by lower share price.

●	Change in fair value of convertible debt for the year ended August 31, 2022, decreased expense by $2,388,120 in comparison to an increase in expense of $6,066,594 for the year ended August 31, 2021. The change of $8,454,714 is a result of the revaluation of the Company’s convertible debt at each period end, with a lower share price on August 31, 2022, than the comparable year. In addition, the change was impacted by a substantial decrease in outstanding convertible debt as of August 31, 2022.

Other items

			Increase
For the year ended August 31,	2022	2021	(decrease)
	$	$	$

Share of net loss of associate	-	103,930	(103,930)
Gain (loss) on disposal of subsidiary	14,934,149	(678,931)	15,613,080
Gain (loss) on disposal of assets	257,550	-	257,550
Gain (loss) from discontinued operations	(7,233,941)	(11,211,330)	3,977,389
Net loss attributable to non-controlling interest	(65,219)	74,006	(139,225)
Foreign currency translation differences	393,928	10,250	383,678

●	The Gain (loss) on disposal of subsidiary for the year ended August 31, 2022, was a gain of $14,934,149 in comparison to a loss of $678,931 for the year ended August 31, 2021. The increase of $15,613,080 was primarily due to the gain on the sale of Eden that closed in 2022. The $678,931 loss on the disposal of Motorsports was a fiscal 2021 event.

●	The Loss from discontinued operations for the year ended August 31, 2022, was $7,233,941 in comparison to $11,211,330. The 2022 period primarily includes losses from Winview of $7.5 million and UMG of $2.1 million, offset by a gain of $1.3 million from Eden Games discontinued operations and a $1.1 million gain on disposal of a liability from the Motorsports discontinued operation. The 2021 period primarily includes the losses from UMG of $2.3 million, Winview losses of $5.2 million, Eden losses of $2.7 million and losses of $0.9 million from the Motorsports discontinued operation.

●	Foreign currency translation differences for the year ended August 31, 2022, was a gain of $ $393,928 in comparison to $10,250 for the year ended August 31, 2021. The increase of $383,678 was due to fluctuations in trading foreign currencies against the US dollar. Primarily the Euro at our Stream Hatchet business have Euro functional currencies. As such, when translating into US dollars, any changes resulting from change in foreign currency exchange rates are recorded within the foreign currency translation reserve.

Segmented analysis

For the year ended August 31, 2022

	Gaming	Media	Corporate and Other	Total
	$	$	$	$
Revenue
External sales	1,906,137	39,976,476	-	41,882,613

Results
Segment loss	(706,527)	(11,202,185)	-	(11,908,712)

Central administration costs	-	-	9,788,532	9,788,532
Other gains and losses	(6,490)	186,247	(10,312,246)	(10,132,489)
Finance costs	57	1,193	728,598	729,848
Income (loss) before tax	(700,094)	(11,389,625)	(204,884)	(12,294,603)
Income tax	-	-	-	-
Gain (Loss) for the period from:
Discontinued operations	(6,578,152)	-	14,535,910	7,957,758
Non-controlling interest in net loss	-	-	(65,219)	(65,219)
Net income (loss)	(7,278,246)	(11,389,625)	14,265,807	(4,402,064)

For the year ended August 31, 2021

	Gaming	Media	Corporate and Other	Total
	$	$	$	$
Revenue
External sales	1,401,981	31,943,287	-	33,345,268

Results
Segment loss	849,721	(7,583,018)	-	(6,733,297)

Central administration costs	-	-	9,733,244	9,733,244
Other gains and losses	140,545	4,280,597	6,576,302	10,997,444
Finance costs	(60)	512,937	762,121	1,274,998
Loss before tax	709,236	(12,376,552)	(17,071,667)	(28,738,983)
Income tax	-	-	-	-
Gain (Loss) for the period from:
Share of net loss of associate	-	-	(103,930)	(103,930)
Discontinued operations	(11,211,330)	-	(678,931)	(11,890,261)
Non-controlling interest in net loss	-	-	74,006	74,006
Net loss	(10,502,094)	(12,376,552)	(17,780,522)	(40,659,168)

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

Finance costs - Finance costs includes interest expense.

●	Gaming net loss for the year ended August 31, 2022, was $7,278,246 in comparison to $10,502,094 for the year ended August 31, 2021. The decrease of net loss of $3,223,848 was primarily due to the year over year decrease in loss from discontinued operations.

●	Media net loss for the year ended August 31, 2022, was $11,389,625 in comparison to $12,376,552 for the year ended August 31, 2021. The decrease of net loss of 986,927 was primarily due to impairment expense in the 2021 period related to SideQik.

●	Corporate and Other income for the year ended August 31, 2022, was $14,265,807 in comparison to net loss of $17,780,522 for the year ended August 31, 2021. The increase of $32,046,329 was primarily due the $15.1 million gain on the disposal of Eden Games, the change in fair value of convertible debt of $8.5 million, a decrease in the arbitration reserve of $12.2 million, a $2.5 million decrease in loss on extinguishment of debt, a decrease in amortization and depreciation expense of $1.1 million, a $.6 million decrease in professional fees, a $.4 million decrease in share-based payments, a $.4 million decrease in advertising and promotion expense, and a decrease in (gain) loss on foreign exchange of $.5 million. This was somewhat offset by the change in fair value of warrants of $4.3 million, a $1.7 million increase in office and general expenses, a $1.5 million increase in change in fair value of investment at FVTPL, and a increase in transaction costs of $1.0 million.

		From continuing operations
Three-month period ended	Total revenue	Total income (loss)	Basic income (loss) per share	Total assets
	$	$	$	$
August 31, 2022	11,459,973	(6,199,364)	(0.39)	42,510,615
May 31, 2022	9,210,112	(4,066,518)	(0.26)	58,530,202
February 28, 2022	8,998,026	(4,204,897)	(0.27)	54,403,352
November 30, 2021	12,214,502	2,110,957	0.14	61,138,576
August 31, 2021	10,863,340	(11,911,559)	(0.78)	57,202,122
May 31, 2021	8,000,790	3,174,086	0.22	71,339,843
February 28, 2021	7,564,534	(18,687,327)	(1.85)	70,344,899
November 30, 2020	6,916,604	(1,344,107)	(0.17)	47,362,028

For the quarter ended February 28, 2021, the loss was much larger due to the change in fair value of the warrant liability and convertible debt as compared to the quarter ended November 30, 2020. For the quarter ended May 31, 2021, the profit was much larger due to the change in fair value of the warrant liability as compared to the quarter ended February 28, 2021. For the quarter ended August 31, 2021, the loss was significantly higher due to changes in the fair value of warrant liability and an accrual for the AIS related arbitration liability. For the quarter ended November 30, 2021, the profit was significantly higher due to fair value adjustment to the accrual for the AIS related arbitration liability. For the quarter ended February 28, 2022, the loss was significantly higher due the fair value adjustment to the accrual for the AIS related arbitration liability and change in fair value of warrant liability and convertible debt. The loss for the quarter ended May 31, 2022 was comparable to the loss for the quarter ended February 28, 20022. For the quarter ended August 31, 2022, the loss was significantly higher due to fair value adjustment to the accrual for the AIS related arbitration liability, change in fair value of our promissory notes receivable and change in fair value of warrant liability.

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

As of August 31, 2022, the Company had current assets of $22,058,901 (August 31, 2021: $31,557,682) and current liabilities of $21,824,981 (August 31, 2021: $32,495,268). This represents a working capital surplus of $233,920 (August 31, 2021: deficiency of $937,586) which is comprised of current assets less current liabilities. The Company has not yet realized profitable operations and has incurred significant losses to date resulting in a cumulative deficit of $127,477,764 as of August 31, 2022 (August 31, 2021: $123,075,700).

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

Share Consolidations

Share consolidations occurred during the period from September 1, 2020, to the date of this Annual Report:

On August 13, 2020, the Company consolidated its Common Shares on a 15 to 1 basis.

Capital management framework

The Company considers its capital to be its shareholders’ equity. As of August 31, 2022, the Company had shareholders’ equity of $15,702,398 (August 31, 2021: shareholders’ equity of $15,304,817).

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

C.	Research and Development, Patents and Licenses, etc.

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

Fair Value Hierarchy

The following tables combine information about:

●	classes of financial instruments based on their nature and characteristics;
●	the carrying amounts of financial instruments;
●	fair values of financial instruments (except financial instruments when carrying amount approximates their fair value); and
●	fair value hierarchy levels of financial assets and financial liabilities for which fair value was disclosed.

Fair value hierarchy levels 1 to 3 are based on the degree to which the fair value is observable.

For the year ended August 31, 2022:

Carrying value at August 31, 2022	FVTPL - mandatorily measured	Amortized cost
	$	$

Financial assets:
Cash	-	8,601,706
Restricted cash	-	47,455
Accounts and other receivables	-	8,404,009
Government remittances	-	874,334
Publisher advance	1,490,648	-
Promissory notes receivable	576,528	-
Investment at FVTPL	2,629,851	-
	4,697,027	17,927,504

Carrying value at August 31, 2022	FVTPL - mandatorily measured	FVTPL - designated	Amortized cost
	$	$	$

Financial liabilities:
Accounts payable	-	-	12,772,375
Accrued liabilities	-	-	3,756,758
Players liability account	-	-	47,455
Long-term debt	-	-	-
Promissory notes payable	-	-	771,762
Warrant liability	49,894	-	-
Convertible debt	-	7,250,603	-
	49,894	7,250,603	17,348,350

For the year ended August 31, 2021:

Carrying value at August 31, 2021	FVTPL - mandatorily measured	Amortized cost
	$	$

Financial assets:
Cash	-	15,305,996
Restricted cash	-	331,528
Accounts and other receivables	-	8,646,807
Government remittances	-	1,070,216
Publisher advance	4,534,218	-
Promissory notes receivable	-	-
Investment at FVTPL	2,629,851	-
	7,164,069	25,354,547

Carrying value at August 31, 2021	FVTPL - mandatorily measured	FVTPL - designated	Amortized cost
	$	$	$

Financial liabilities:
Accounts payable	-	-	10,403,667
Accrued liabilities	-	-	5,722,470
Players liability account	-	-	331,528
Long-term debt	-	-	96,664
Promissory notes payable	-	-	821,948
Warrant liability	4,868,703	-	-
Convertible debt	-	9,951,496	-
	4,868,703	9,951,496	17,376,277

A summary of instruments, with their classification in the fair value hierarchy is as follows:

	Level 1	Level 2	Level 3	Fair value as of August 31, 2022
	$	$	$	$

Warrant liability	-	49,894	-	49,894
Convertible debt	-	-	7,250,603	7,250,603
Publisher advance	-	-	1,490,648	1,490,648
Promissory notes receivable	-	-	576,528	576,528
Investment at FVTPL	-	-	2,629,851	2,629,851

	Level 1	Level 2	Level 3	Fair value as of August 31, 2021
	$	$	$	$

Warrant liability	-	4,868,703	-	4,868,703
Convertible debt	-	-	9,951,496	9,951,496
Publisher advance	-	-	4,534,218	4,534,218
Promissory notes receivable	-	-	-	-
Investment at FVTPL	-	-	2,629,851	2,629,851

Financial assets / financial liabilities	Valuation technique	Key Inputs	Relationship and sensitivity of unobservable inputs to fair value to fair value
Convertible debt	The fair value of the convertible debentures as of August 31, 2022 has been calculated using a binomial lattice methodology.	Key observable inputs	The estimated fair value would increase (decrease) if:
		Share price CAD $.94 (USD $.72)	The share price was higher (lower)

		Risk-free interest rate (2.85% to 3.45%)	The risk-free interest rate was higher (lower)

		Dividend yield (0%)	The dividend yield was lower (higher)

Key unobservable inputs

		Credit spread (10.13% to 13.56%)	The credit spread was lower (higher)

		Discount for lack of marketability (0%)	The discount for lack of marketability was lower (higher)
Convertible debt	The fair value of the convertible debentures as of August 31, 2021 has been calculated using a binomial lattice methodology.	Key observable inputs	The estimated fair value would increase (decrease) if:

		Share price CAD$8.42 (USD $6.66)	The share price was higher (lower)

		Risk-free interest rate (0.10% to 0.30%)	The risk-free interest rate was higher (lower)

		Dividend yield (0%)	The dividend yield was lower (higher)

Key unobservable inputs

		Credit spread (1.14% to 8.45%)	The credit spread was lower (higher)

		Discount for lack of marketability (0%)	The discount for lack of marketability was lower (higher)

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

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

As of the end of the period covered by this Annual Report, the Company carried out an evaluation, under the supervision of the Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act). Based upon that evaluation, the Company’s CEO and CFO have concluded that, as of the end of the period covered by this Annual Report, the Company’s disclosure controls and procedures were not effective because of the identification of material weakness in our internal controls over financial reporting relating to the valuation of goodwill and intangible assets, and specifically, lack of adequate documentation to support the reasonableness of forecasted financial information included in these valuations. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

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

Management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting, and has used the 2013 framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “2013 COSO Framework”) to evaluate the effectiveness of the Company’s controls in 2019. Based on this evaluation, management concluded that the Company’s internal control over financial reporting were not effective as of August 31, 2022, due to the material weaknesses described above.

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

D.	Changes in Internal Controls Over Financial Reporting

There were no changes in the Company’s internal controls over financial reporting identified in connection with the evaluation required by paragraph (d) of 17 CFR 240.13a-15 or 240.15d-15 that occurred during the period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting. In light of the material weakness discussed above, we are enhancing our processes around financial planning and analysis to ensure forecasted financial information used in valuations of the Company’s goodwill and intangible assets include sufficient documentation to support their reasonableness. Our remediation plans include plans to hire further experienced personnel in financial planning and analysis, providing enhanced access to accounting literature, research materials and documents and increased communication among our personnel and third-party professionals with whom we consult regarding complex accounting matters. The material weakness in our internal control over financial reporting will not be considered remediated until these modifications are implemented, in operation for a sufficient period of time, tested, and concluded by management to be designed and operating effectively. In addition, as we continue to evaluate and work to improve our internal control over financial reporting, management may determine to take additional measures to address control deficiencies or determine to modify our remediation plan. Management will test and evaluate the implementation of these modifications to ascertain whether they are designed and operating effectively to provide reasonable assurance that they will prevent or detect a material misstatement in the Company’s financial statements.

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

The Consolidated Financial Statements and schedules appear on pages F-1 through F-134 of this Annual Report and are incorporated herein by reference. Our audited financial statements as prepared by our management and approved by the Board include:

Consolidated Statements of Financial Position

Consolidated Statements of Loss and Comprehensive Loss

Consolidated Statements of Shareholders’ Equity (Deficiency)

Consolidated Statements of Cash Flows

Notes to the Consolidated Financial Statements

All the above statements are available on the Company’s website at www.enginegaming.com or under the Company’s profile on SEDAR at www.sedar.com.

Financial Statements

F-1

ENGINE GAMING AND MEDIA, INC.

(formerly, Engine Media Holdings, Inc.)

Consolidated Financial Statements

For the years ended

August 31, 2022 and 2021

(Expressed in United States Dollars)

F-2

Engine Gaming and Media, Inc. (formerly, Engine Media Holdings, Inc.)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Engine Gaming and Media, Inc. (formerly, Engine Media Holdings, Inc.)

Opinion

We have audited the accompanying consolidated financial statements of Engine Gaming and Media, Inc. (formerly, Engine Media Holdings, Inc.) and its subsidiaries (together referred as the “Company”), which comprise the consolidated statements of financial position as at August 31, 2022 and 2021, and the consolidated statements of operations and comprehensive loss, consolidated changes in shareholders’ equity and cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at August 31, 2022 and 2021, and its financial performance and cash flows for the years then ended in accordance with International Financial Reporting Standards.

The consolidated financial statements of the Company as at August 31, 2022 and 2021, and for the years then ended, were audited by another auditor, in accordance with Canadian generally accepted auditing standards, whose report dated November 29, 2022, expressed an unmodified audit opinion on those consolidated financial statements.

Restatement of the Financial Statements

As discussed in Note 2 to the financial statements, the August 31, 2022 and 2021 consolidated financial statements have been restated to correct a misstatement.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Emphasis of Matter - Material Uncertainty Related to Going Concern

We draw attention to Note 1(b) in the consolidated financial statements, which describe the events and conditions that indicate the existence of material uncertainties that may cast significant doubt about the Company’s ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of goodwill and intangible assets acquired through business combination

Critical Audit Matter Description

We draw attention to Note 6 of the consolidated financial statements. During the year ended August 31, 2021 the Company acquired SideQik, Inc for total consideration of $4.2 million. As a result of the transaction, the Company acquired software, brand and customer relationships (collectively, the intangible assets). The acquisition-date fair value of the intangible assets was $1.4 million. The fair values of intangible assets were determined using an income approach. Use of the income approach required the Company to make significant assumptions about the future cash flows associated with the acquired assets, discount rates, customer attrition rates, and royalty rates. These business combinations are considered critical audit matters due to the high level of judgement and estimate around identification and valuation of goodwill and intangible assets.

Critical Audit Matters (continued)

Valuation of goodwill and intangible assets acquired through business combination (continued)

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures included, amongst others, the following:

-	We obtained an understanding of controls related to the business combinations process.

-	We assessed whether the classification as a business combination and treatment of the various aspects of the transactions were in accordance with IFRS 3 Business Combinations.

-	We performed procedures to audit the valuation and existence of material assets and the completeness and accuracy of material liabilities on the acquisition balance sheets.

-	We reviewed management’s assessment of the identification of intangible assets in accordance with the requirements with IFRS 3 Business Combinations.

-	With assistance of valuation specialists, we assessed the appropriateness of the methodology used and the reasonableness of the key assumptions including discount rate, royalty rates and others.

-	We compared historical actual results to projected revenues and costs to assess the quality of management’s forecasts.

-	We assessed the appropriateness of the accounting and disclosures in relation to the acquisitions within the consolidated financial statements.

We are satisfied that based on the work performed, the acquisitions have been accounted for appropriately with adequate disclosures made in the consolidated financial statements.

Impairment Assessment of Intangible Assets and Goodwill

Critical Audit Matter Description

As at August 31, 2022, included in the consolidated statement of financial position are intangible assets and goodwill totaling $2.5 and $15.2 million (August 31, 2021: $5.1 and $15.6 million) respectively, disclosed in Note 13 and 14 to the consolidated financial statements.

For intangible assets with useful lives, the Company is required to review these at least annually for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. The Company is also required to perform impairment assessments of goodwill annually. To perform impairment assessments, all intangible assets and goodwill are allocated to the cash generating units (“CGUs”). An impairment loss is recognized if the carrying amount of a CGU exceeds its recoverable amount. The recoverable amount of each CGU is based on the greater of fair value less costs to dispose and value in use. To determine recoverable amount, significant assumptions are used in projecting growth rates related to revenues, expenses, earning margins and discount rates in estimating and discounting future cashflows. As a result of this assessment, management recorded an impairment loss of $1.4 million which were recorded as part of discontinued operations during the year ended August 31, 2022. These impairment assessments were a critical audit matter because there is considerable estimation uncertainty related to the projections of future cash flows and fair value less cost to sell calculations.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures included, amongst others, the following:

-	We obtained an understanding of controls related to management’s impairment test process.

-	We assessed the appropriateness of the cash generating units identified in accordance with IAS 36.

-	We obtained cash flow projections or fair value less cost to sell calculation for Frankly Media, Inc., SideQik, Inc., Steam Hatchet CGUs We assessed the appropriateness of valuation methodology used by management to calculate the recoverable amount. We also compared historical actual results to these budgeted to assess the quality of management’s forecasts.

-	We assessed the reasonableness of key assumptions used in management’s forecast.

-	With assistance of valuation specialists, we evaluated whether the discount rates and other market assumptions applied in the discounted cashflow forecasts were within the range adopted by other companies in the same industry

-	We assessed the adequacy of the disclosures included in the relevant notes to the financial report.

We consider the underlying assumptions and measurement parameters to be reasonable.

Chartered Professional Accountants

Markham, Canada

December 20, 2023

PCAOB ID: 6644

Engine Gaming and Media, Inc. (formerly, Engine Media Holdings, Inc.) Consolidated Statements of Financial Position August 31, 2022 and 2021 (Expressed in United States Dollars)

	Note	August 31, 2022 (As Restated)	August 31, 2021 (As Restated)
		$	$
ASSETS
Current
Cash		8,601,706	15,305,996
Restricted cash	18	47,455	331,528
Accounts and other receivables	9	8,404,009	8,646,807
Government remittances		874,334	1,070,216
Publisher advance, current	9	1,490,648	3,197,102
Prepaid expenses and other		2,064,221	3,006,033
Promissory notes receivable	10	576,528	-
		22,058,901	31,557,682
Non-Current
Publisher advance, non-current	9	-	1,337,116
Investment at FVTPL	11	2,629,851	2,629,851
Property and equipment	12	127,390	403,811
Goodwill	13	15,200,188	15,594,929
Intangible assets	14	2,483,170	5,121,711
Right-of-use assets	15	11,115	557,022
		20,451,714	25,644,440
		42,510,615	57,202,122

The accompanying notes are an integral part of these consolidated financial statements.

Engine Gaming and Media, Inc. (formerly, Engine Media Holdings, Inc.) Consolidated Statements of Financial Position August 31, 2022 and 2021 (Expressed in United States Dollars)

	Note	August 31, 2022 (As Restated)	August 31, 2021 (As Restated)
		$	$
LIABILITIES
Current
Accounts payable	29	12,772,375	10,403,667
Accrued liabilities	31	3,756,758	5,722,470
Players liability account	18	47,455	331,528
Deferred revenue		1,077,923	2,644,948
Lease liabilities, current	17	388,834	222,583
Long-term debt, current		-	96,664
Promissory notes payable	19	771,762	821,948
Warrant liability	21	49,894	4,868,703
Convertible debt, current	20	2,267,367	914,427
Arbitration reserve	26	692,613	6,468,330
		21,824,981	32,495,268

Convertible debt, non-current	20	4,983,236	9,037,069
Lease liabilities, non-current	17	-	364,968
		4,983,236	9,402,037
		26,808,217	41,897,305

SHAREHOLDERS’ EQUITY (DEFICIENCY)
Share capital	22	124,897,859	122,741,230
Contributed surplus		20,351,522	17,819,933
Foreign currency translation reserve		(2,069,219)	(2,324,025)
Deficit		(127,477,764)	(123,075,700)
		15,702,398	15,161,438
Non-controlling interest		-	143,379
		15,702,398	15,304,817
		42,510,615	57,202,122
Going concern	1
Commitments and contingencies	26
Subsequent events	32

Approved on Behalf of Board:	“Justin Kenna”	“Travis Goff”
	Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

Engine Gaming and Media, Inc. (formerly, Engine Media Holdings, Inc.) Consolidated Statements of Loss and Comprehensive Loss August 31, 2022 and 2021 (Expressed in United States Dollars)

		For the year ended
	Note	August 31, 2022 (As Restated)	August 31, 2021 (As Restated)
CONTINUING OPERATIONS		$	$
REVENUE
Games development		-	-
Direct to consumer		-	-
Software-as-a-service	7	9,220,069	7,952,426
Advertising	7	32,662,544	25,392,842
		41,882,613	33,345,268
EXPENSES
Salaries and wages	29	14,086,954	12,161,000
Consulting	29	2,253,836	2,223,147
Professional fees		1,920,663	1,771,190
Revenue sharing expense		30,090,316	22,853,680
Advertising and promotion		1,187,161	1,299,909
Office and general		5,282,145	2,406,678
Technology expenses		3,062,181	2,309,248
Amortization and depreciation	12,14,15	1,008,383	1,084,203
Share-based payments	23, 24	4,688,218	3,702,754
Interest expense	19, 20	729,848	1,274,998
(Gain) loss on foreign exchange		400,521	1,090,944
Loss on extinguishment of debt		-	2,428,900
Gain on retained interest in former associate		-	(99,961)
Transaction costs		1,327,990	341,702
Arbitration settlement reserve	26	(5,775,717)	6,468,330
Impairment expense	13, 14	-	4,319,855
Restructuring costs		177,952	-
Change in fair value of promissory notes receivable and investment at FVTPL	10, 11	873,778	(581,812)
Change in fair value of warrant liability	21	(4,748,893)	(9,037,108)
Change in fair value of convertible debt	20	(2,388,120)	6,066,594
		54,177,216	62,084,251
ASSOCIATES
Share of net loss of associate		-	103,930
Net income (loss) for the year before discontinued operations		(12,294,603)	(28,842,913)
Income tax expense	16	-	-
		(12,294,603)	(28,842,913)
DISCONTINUED OPERATIONS
Gain (loss) on disposal of subsidiary	27	14,934,149	(678,931)
Gain on disposal of assets	27	257,550	-
Loss from discontinued operations	27	(7,233,941)	(11,211,330)
Net income (loss) for the year from discontinued operations		7,957,758	(11,890,261)
Net loss for the year		(4,336,845)	(40,733,174)

Net income (loss) attributable to non-controlling interest		(65,219)	74,006
Net loss attributable to owners of the Company		(4,402,064)	(40,659,168)

OTHER COMPREHENSIVE INCOME (LOSS)
Items that may be reclassified subsequently to profit or loss
Foreign currency translation differences		393,928	10,250
Comprehensive loss for the year		(4,008,136)	(40,648,918)
INCOME (LOSS) PER SHARE
Basic loss per share - continuing operations	8	(0.79)	(2.42)
Basic income (loss) per share - discontinued operations		0.51	(1.00)
Basic and diluted loss per share	8	(0.28)	(3.42)
Weighted average number of shares outstanding - Basic	8	15,637,418	11,874,775

The accompanying notes are an integral part of these consolidated financial statements.

Engine Gaming and Media, Inc.
(formerly, Engine Media Holdings, Inc.)
Consolidated Statements of Shareholders’ Equity (Deficiency)
Years ended August 31, 2022 and 2021
(Expressed in United States Dollars)

	Share capital: Number	Share capital: Amount	Shares to be issued	Contributed surplus	Foreign currency translation reserve	Deficit (As Restated)	Total equity before non-controlling interest	Non-controlling interest	Total equity (As Restated)
	#	$	$	$	$	$	$	$	$
Balance, as at August 31, 2020	7,746,136	69,380,807	1,059,214	4,034,323	(2,334,275)	(82,416,532)	(10,276,463)	217,385	(10,059,078)
Share-based payments	-	-	-	3,702,705	-	-	3,702,705	-	3,702,705
Shares issued on vesting of RSUs	277,749	1,895,891	-	(1,715,891)	-	-	180,000	-	180,000
Common shares issued on exercise of options	20,833	290,558		(104,303)	-	-	186,255	-	186,255
Convertible debt conversion	1,728,848	13,704,605	-	4,256,114	-	-	17,960,719	-	17,960,719
Common shares issued on private placement, net of costs	4,435,433	24,225,901	-	6,791,473	-	-	31,017,374	-	31,017,374
Warrants issued in private placement of convertible debt	-	-	-	618,916	-	-	618,916	-	618,916
EB bonus shares	6,666	54,061	-	-	-	-	54,061	-	54,061
Shares for debt	40,000	226,556	-	-	-	-	226,556	-	226,556
Common shares issued on exercise of warrants	901,060	9,000,851	-	-	-	-	9,000,851	-	9,000,851
Disposal of Motorsports	-	-	(1,059,214)	-	-	-	(1,059,214)	-	(1,059,214)
Shares issued on acquisition of SideQik	386,584	3,962,000	-	245,000	-	-	4,207,000	-	4,207,000
Non-controlling interest in subsidiary	-	-	-	(8,404)	-	-	(8,404)	-	(8,404)
Net loss for the year	-	-	-	-	-	(40,659,168)	(40,659,168)	(74,006)	(40,733,174)
Foreign currency translation differences	-	-	-	-	10,250	-	10,250	-	10,250
Balance, as at August 31, 2021	15,543,309	122,741,230	-	17,819,933	(2,324,025)	(123,075,700)	15,161,438	143,379	15,304,817

Balance, as at August 31, 2021	15,543,309	122,741,230	-	17,819,933	(2,324,025)	(123,075,700)	15,161,438	143,379	15,304,817
Share-based payments	-	-	-	4,688,218	-	-	4,688,218	-	4,688,218
Shares issued on vesting of RSUs	203,537	1,489,962	-	(1,489,962)	-	-	-	-	-
Shares issued under shares for services	57,029	666,667	-	(666,667)	-	-	-	-	-
Disposal of Eden Games	-	-	-	-	(139,122)	-	(139,122)	(208,598)	(347,720)
Net loss for the year	-	-	-	-	-	(4,402,064)	(4,402,064)	65,219	(4,336,845)
Foreign currency translation differences	-	-	-	-	393,928	-	393,928	-	393,928
Balance, as at August 31, 2022	15,803,875	124,897,859	-	20,351,522	(2,069,219)	(127,477,764)	15,702,398	-	15,702,398

The accompanying notes are an integral part of these consolidated financial statements.

Engine Gaming and Media, Inc. (formerly, Engine Media Holdings, Inc.) Consolidated Statements of Cash Flows August 31, 2022 and 2021 (Expressed in United States Dollars)

		For the year ended
	Note	August 31, 2022 (As Restated)	August 31, 2021 (As Restated)
		$	$
OPERATING ACTIVITIES
Net loss for the year		(4,336,845)	(40,733,174)
Items not affecting cash:
Amortization and depreciation	12,14,15	1,735,540	3,505,373
Impairment expense	13,14,15	1,394,076	5,410,417
Arbitration settlement reserve	26	(5,775,717)	6,468,330
Gain on disposal of Eden Games, net of cash	27	(15,128,417)	-
Gain on disposal of UMG assets, net of cash	27	(257,550)	-
Loss on disposal of Motorsports, net of cash	27	194,268	678,931
Loss on disposal of P&E	27	-	9,767
Gain on bankruptcy of subsidiary		(1,105,023)	-
Loss on extinguishment of debt	20	-	2,428,900
Gain on retained interest in former associate		-	(99,961)
Share of net loss of associate		-	103,930
Change in fair value of investment at FVTPL	10	873,778	(581,812)
Change in fair value of warrant liability	21	(4,748,893)	(9,037,108)
Change in fair value of convertible debt	20	(2,388,120)	6,066,594
Accretion of debt		4,610	108,616
Share-based payments	23, 24	4,688,218	3,702,705
		(24,850,075)	(21,968,492)
Changes in non-cash working capital:
Restricted cash		284,073	57,059
Accounts and other receivables		(275,778)	(4,008,628)
Government remittances		(370,449)	30,601
Publisher advance	9	3,043,570	(4,534,218)
Prepaid expenses and other		905,688	(1,388,709)
Accounts payable		2,871,085	(1,030,539)
Accrued liabilities		(110,301)	953,086
Players liability account		(260,692)	(57,059)
Deferred revenue		(1,567,025)	1,607,553
		4,520,171	(8,370,854)
		(20,329,904)	(30,339,346)
INVESTING ACTIVITIES
Purchase of property and equipment		(78,698)	(188,170)
Purchase of promissory notes		(1,181,005)	-
Cash acquired, net of cash paid in business combinations		-	255,852
Proceeds on disposal of Eden Games, net of cash		14,710,616	-
Proceeds on disposal of UMG assets, net of cash		100	-
Proceeds on disposal of Motorsports, net of cash		-	24,348
		13,451,013	92,030
FINANCING ACTIVITIES
Proceeds from issuance of Units, net of costs	22	-	31,017,374
Proceeds from convertible debentures		-	4,901,393
Proceeds from promissory notes payable	19	330,814	263,384
Payments on promissory notes payable	19	(381,000)	(3,260,356)
Proceeds from exercise of options		-	-
Proceeds from exercise of warrants	21	-	6,866,735
Proceeds from exercise of options		-	186,255
Payments on lease financing	17	(201,156)	(228,328)
Payments on long-term debt		(75,262)	(162,040)
		(326,604)	39,584,417
Impact of foreign exchange on cash		501,205	725,617
Change in cash		(6,704,290)	10,062,718

Cash, beginning of year		15,305,996	5,243,278
Cash, end of year		8,601,706	15,305,996

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

The Company has not yet realized profitable operations and has incurred significant losses to date resulting in a cumulative deficit of $127,477,764 as of August 31, 2022 (August 31, 2021 – $123,075,700). The recoverability of the carrying value of the assets and the Company’s continued existence is dependent upon the achievement of profitable operations, or the ability of the Company to raise alternative financing, if necessary. While management has been historically successful in raising the necessary capital, it cannot provide assurance that it will be able to execute on its business strategy or be successful in future financing activities. As of August 31, 2022, the Company had a working capital surplus of $233,920 (August 31, 2021 – working capital deficiency of $937,586) which is comprised of current assets less current liabilities. The Company also faced uncertain future impacts from COVID-19 (Note 3(b)).

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

The consolidated financial statements for the year ended August 31, 2022 (including comparatives) were approved and authorized for issue by the board of directors on December 20, 2023.

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

(e)	Reclassifications

For comparability, certain prior year amounts have been reclassified to conform with fiscal 2022 presentation.

These reclassifications had no effect on Net loss or shareholders’ deficiency.

(f)	Restatement of Consolidated Financial Statements as of and for the years ended August 31, 2022 and 2021

The restatement adjustments relate to goodwill and intangible assets of the Company’s UMG, Winview and Sideqik CGUs. The as previously reported carrying values of the goodwill and intangible assets related to each CGU has been adjusted primarily to accelerate the timing of when the goodwill and intangible assets were previously impaired and revising go forward amortization as necessary.

During the years ended August 31, 2020 and 2021, the Company conducted a comprehensive review of its forecasts, considering various factors, including changes in market conditions and business outlook. The outcome of this review led to a revision of the forecasts associated with UMG, Winview, as it pertained to its non-operating patent assets, and Sideqik.

As a result of the revised forecasts, the company recognized impairment losses on goodwill and intangible assets as of the acquisition date for both UMG and Sideqik, and as of August 31, 2020 for Winview. These impairments reflect the updated assessment of the recoverable amounts, which are now lower than the carrying amounts.

The impairment losses have been recognized in the consolidated statement of loss and comprehensive loss within the impairment expense line item for Sideqik, and within the loss from discontinued operations line item for UMG and Winview.

The following tables reflect the impact of the Restatement of the Company’s previously reported consolidated financial statements as of and for the years ended August 31, 2022 and 2021:

	As of August 31, 2022
Consolidated Statements of Financial Position	As previously reported	Adjustments	As Restated
	$	$	$
ASSETS
Non-Current
Goodwill	15,200,188	-	15,200,188
Intangible assets	2,667,363	(184,193)	2,483,170
Total Non-Current Assets	20,635,907	(184,193)	20,451,714
Total Assets	42,694,808	(184,193)	42,510,615

SHAREHOLDERS’ EQUITY (DEFICIENCY)
Deficit	(127,293,571)	(184,193)	(127,477,764)
Total Shareholders’ Equity (Deficiency), before non-controlling interest	15,886,591	(184,193)	15,702,398
Total Shareholders’ Equity (Deficiency)	15,886,591	(184,193)	15,702,398
Total Liabilities and Shareholders’ Equity (Deficiency)	42,694,808	(184,193)	42,510,615

	For the year ended August 31, 2022
Consolidated Statements of Loss and Comprehensive Loss	As previously reported	Adjustments	As Restated
	$	$	$
CONTINUING OPERATIONS
EXPENSES
Amortization and depreciation	1,242,383	(234,000)	1,008,383
Impairment expense	3,873,000	(3,873,000)	-
Total expenses	58,284,217	(4,107,001)	54,177,216
Net income (loss) for the year before discontinued operations	(16,401,604)	4,107,001	(12,294,603)

DISCONTINUED OPERATIONS
Loss from discontinued operations	(13,203,474)	5,969,533	(7,233,941)
Net income (loss) for the year from discontinued operations	1,988,225	5,969,533	7,957,758
Net loss for the year	(14,413,379)	10,076,534	(4,336,845)
Net loss attributable to owners of the Company	(14,478,598)	10,076,534	(4,402,064)

OTHER COMPREHENSIVE INCOME (LOSS)
Comprehensive loss for the year	(14,084,670)	10,076,534	(4,008,136)
INCOME (LOSS) PER SHARE
Basic loss per share - continuing operations	(1.05)	0.26	(0.79)
Basic income (loss) per share - discontinued operations	0.13	0.38	0.51
Basic and diluted loss per share	(0.93)	0.64	(0.28)

	As of August 31, 2021
Consolidated Statements of Financial Position	As previously reported	Adjustments	As Restated
	$	$	$
ASSETS
Non-Current
Goodwill	18,495,121	(2,900,192)	15,594,929
Intangible assets	12,482,244	(7,360,533)	5,121,711
Total Non-Current Assets	35,905,165	(10,260,725)	25,644,440
Total Assets	67,462,847	(10,260,725)	57,202,122

SHAREHOLDERS’ EQUITY (DEFICIENCY)
Deficit	(112,814,973)	(10,260,727)	(123,075,700)
Total Shareholders’ Equity (Deficiency), before non-controlling interest	25,422,165	(10,260,727)	15,161,438
Total Shareholders’ Equity (Deficiency)	25,565,544	(10,260,727)	15,304,817
Total Liabilities and Shareholders’ Equity (Deficiency)	67,462,847	(10,260,725)	57,202,122

	For the year ended August 31, 2021
Consolidated Statements of Loss and Comprehensive Loss	As previously reported	Adjustments	As Restated
	$	$	$
CONTINUING OPERATIONS
EXPENSES
Amortization and depreciation	1,112,863	(28,660)	1,084,203
Impairment expense	-	4,319,855	4,319,855
Total expenses	57,793,056	4,291,195	62,084,251
Net income (loss) for the year before discontinued operations	(24,551,718)	(4,291,195)	(28,842,913)

DISCONTINUED OPERATIONS
Loss from discontinued operations	(15,564,168)	4,352,838	(11,211,330)
Net income (loss) for the year from discontinued operations	(16,243,099)	4,352,838	(11,890,261)
Net loss for the year	(40,794,817)	61,643	(40,733,174)
Net loss attributable to owners of the Company	(40,720,811)	61,643	(40,659,168)

OTHER COMPREHENSIVE INCOME (LOSS)
Comprehensive loss for the year	(40,710,561)	61,643	(40,648,918)
INCOME (LOSS) PER SHARE
Basic loss per share - continuing operations	(2.06)	(0.36)	(2.42)
Basic income (loss) per share - discontinued operations	(1.37)	0.37	(1.00)
Basic and diluted loss per share	(3.43)	0.01	(3.42)

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

The Company assesses whether a contract is or contains a lease, at inception of the contract. The Company recognizes a right-of-use asset and a corresponding lease liability with respect to all lease arrangements in which it is the lessee, except for short-term leases (defined as leases with a lease term of 12 months or less) and leases of low value assets (such as tablets and personal computers, small items of office furniture and telephones). For these leases, the Company recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease unless another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed.

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

Variable rents that do not depend on an index or rate are not included in the measurement the lease liability and the right-of-use asset. The related payments are recognized as an expense in the period in which the event or condition that triggers those payments occurs and are included in the line “other expenses” in profit or loss.

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

13. Goodwill

	2022 (As Restated)	2021 (As Restated)
	$	$
Balance, beginning of year	15,594,929	15,576,762
Disposal of Eden Games	(345,150)	-
Acquisition of SideQik	-	2,900,193
Impairment of SideQik	-	(2,900,193)
Effect of foreign exchange	(49,591)	18,167
Balance, end of year	15,200,188	15,594,929

a)	Frankly

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

During the year ended August 31, 2021, the Company conducted a comprehensive review of its forecasts, considering various factors, including changes in market conditions and business outlook. The outcome of this review led to a revision of the forecasts associated with Sideqik.

As a result of the revised forecasts, the company recognized impairment losses on intangible assets and goodwill as of the acquisition date. This impairment reflects the updated assessment of the recoverable amounts, which are now lower than the carrying amounts.

The impairment losses recognized have been recognized in the consolidated statement of loss and comprehensive loss. For the year ended August 31, 2021, the breakdown of impairment losses between intangible assets and goodwill was 1,419,662 and 2,900,193, respectively. As the resulting fair value less cost to sell was determined to be $0, the impairment losses were limited to the lesser of the carrying value of the Sideqik CGU or the intangible assets and goodwill as of the measurement date.

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

14. Intangible assets

Cost	Patents (As Restated)	Application Platforms (As Restated)	Software (As Restated)	Brand (As Restated)	Customer Lists and Contracts (As Restated)	Total (As Restated)
	$	$	$	$	$	$
August 31, 2020	2,926,782	1,059,380	10,763,975	2,070,573	3,455,572	20,276,282
Disposal of Motorsports	-	-	(3,598,869)	(201,627)	(222,650)	(4,023,146)
Acquisition of SideQik	-	-	910,000	210,000	310,000	1,430,000
Impairment of SideQik	-	-	(901,960)	(209,072)	(308,630)	(1,419,662)
Impairment of UMG	-	(152,011)	-	(149,975)	(83,244)	(385,230)
Impairment of Winview	(705,331)	-	-	-	-	(705,331)
Foreign exchange	-	16,974	255,577	81,759	11,063	365,373
August 31, 2021	2,221,451	924,343	7,428,723	1,801,658	3,162,111	15,538,286

August 31, 2021	2,221,451	924,343	7,428,723	1,801,658	3,162,111	15,538,286
Impairment	(800,231)	(38,851)	-	(39,892)	(15,644)	(894,618)
Disposal of Eden Games	-	(269,098)	(4,709,219)	(1,390,134)	(269,010)	(6,637,461)
Disposal of UMG	-	(105,715)	-	(80,230)	(144,729)	(330,674)
Foreign exchange	-	(14,450)	(285,842)	(82,763)	(19,230)	(402,285)
August 31, 2022	1,421,220	496,229	2,433,662	208,639	2,713,498	7,273,248

Accumulated amortization	Patents (As Restated)	Application Platforms (As Restated)	Software (As Restated)	Brand (As Restated)	Customer Lists and Contracts (As Restated)	Total (As Restated)
	$	$	$	$	$	$
August 31, 2020	628,684	757,918	4,909,001	1,050,835	600,848	7,947,286
Amortization	492,449	107,158	1,711,771	422,842	418,904	3,153,124
Disposal of Motorsports	-	-	(532,412)	(201,627)	(222,650)	(956,689)
Foreign exchange	-	13,560	229,650	34,385	(4,741)	272,854
August 31, 2021	1,121,133	878,636	6,318,010	1,306,435	792,361	10,416,575

August 31, 2021	1,121,133	878,636	6,318,010	1,306,435	792,361	10,416,575
Amortization	300,087	6,857	666,672	157,381	295,255	1,426,252
Disposal of Eden Games	-	(269,098)	(4,709,219)	(1,112,108)	(250,801)	(6,341,226)
Disposal of UMG	-	(105,715)	-	(80,230)	(144,729)	(330,674)
Foreign exchange	-	(14,451)	(285,842)	(62,839)	(17,717)	(380,849)
August 31, 2022	1,421,220	496,229	1,989,621	208,639	674,369	4,790,078

Net book value	Patents (As Restated)	Application Platforms (As Restated)	Software (As Restated)	Brand (As Restated)	Customer Lists and Contracts (As Restated)	Total (As Restated)
	$	$	$	$	$	$
August 31, 2021	1,100,318	45,707	1,110,713	495,223	2,369,750	5,121,711
August 31, 2022	-	-	444,041	-	2,039,129	2,483,170

For further intangible asset impairment information as it relates to discontinued operations, see Note 27.

Engine Gaming and Media, Inc. (formerly, Engine Media Holdings, Inc.) Notes to the Consolidated Financial Statements August 31, 2022 and 2021 (Expressed in United States Dollars)

15. Right-of-use assets

	2022	2021
	$	$
Balance, beginng of year	557,022	550,478
Acquired	-	210,178
Depreciation	(180,395)	(203,058)
Impairment	(346,266)	-
Disposal of Eden Games	(16,036)	-
Effect of foreign exchange	(3,210)	(576)
Balance, end of year	11,115	557,022

Right of use assets consist primarily of leases for corporate office facilities and are amortized on a monthly basis over the term of the lease, or useful life, if shorter.

16. Income taxes

The Company had no income tax expense or benefit for the year ended August 31, 2022, or 2021.

(a)	Reconciliation of the effective tax rate

The reconciliation of the statutory income tax rate of 26.5% (2021 - 26.5%) to the effective tax rate is as follows:

	2022 (As Restated)	2021 (As Restated)
	$	$
Income (loss) before discontinued operations and income taxes	(12,294,603)	(28,842,913)
Statutory income tax rate	26.5%	26.5%
Expected income tax (benefit)	(3,258,070)	(7,643,372)

Reconciling items:
Foreign rate differential	986	(477,761)
Stock-based compensation and other non-deductible expenses	(786,187)	1,299,240
Other	796,659	(4,136,359)
Deferred tax assets not recognized	3,246,612	10,958,252
Income tax expense	-	-

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

(b)	Issued and outstanding, common shares

	Shares	Consideration
	#	$
Balance, August 31, 2020	7,746,136	69,380,807
Shares issued on vesting of RSUs	277,749	1,895,891
Common shares issued on exercise of options	20,833	290,558
Convertible debt conversion	1,728,848	13,704,605
Common shares issued on private placement, net of costs	4,435,433	24,225,901
EB bonus shares	6,666	54,061
Shares for debt	40,000	226,556
Common shares issued on exercise of warrants	901,060	9,000,851
Shares issued on acquisition of SideQik	386,584	3,962,000
Balance, August 31, 2021	15,543,309	122,741,230

	Shares	Consideration
	#	$
Balance, August 31, 2021	15,543,309	122,741,230
Shares issued on vesting of RSUs	203,537	1,489,962
Shares issued under shares for services	57,029	666,667
Balance, August 31, 2022	15,803,875	124,897,859

(c)	Activity for the year ended August 31, 2022

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

The following table reflects the continuity of stock options for the years ended August 31, 2022, and 2021:

		Weighted-average
	Number of stock options	Exercise price	Grant-date fair value	Remaining contractual term
	#	$	$	(yrs.)
Balance, August 31, 2020	253,121	12.73	4.39	4.31
Granted	487,466	11.77	8.16
Issued on exercise of options	(20,833)	7.91	4.38
Forfeitures	(26,816)	27.20	6.51
Balance, August 31, 2021	692,938	11.64	7.06	4.46

Balance, August 31, 2021	692,938	11.64	7.06	4.46
Granted	953,957	1.41	0.75
Forfeitures	(503,713)	9.76	5.61
Balance, August 31, 2022	1,143,182	3.93	2.43	5.64

Exercisable as of August 31, 2022	555,934	3.89	2.29	5.65

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

As of August 31, 2022, the Company had shareholders’ equity before non-controlling interests of $15,702,398 (2021 – $15,161,438). The Company’s objective when managing its capital is to seek continuous improvement in the return to its shareholders while maintaining a moderate to high tolerance for risk. The objective is achieved by prudently managing the capital generated through internal growth and profitability, through the use of lower cost capital, including raising share capital or debt when required to fund opportunities as they arise.

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

During the year ended August 31, 2020, the Company conducted a comprehensive review of its forecasts, considering various factors, including changes in market conditions and business outlook. The outcome of this review led to a revision of the forecasts associated with Winview.

As a result of the revised forecasts, the company recognized impairment losses on intangible assets as of August 31, 2020. This impairment reflects the updated assessment of the recoverable amounts, which are now lower than the carrying amounts.

The impairment losses recognized have been recognized in the consolidated statement of loss and comprehensive loss. During the years ended August 31, 2020, 2021 and 2022, the Company recognized patent impairment expense amounting to $6,503,483, $705,331 and $800,231, respectively. As the resulting fair value less cost of disposal was determined to be $0, the impairment losses were limited to the lesser of the carrying value of the Winview CGU or the intangible assets as of each measurement date.

The Company also recorded impairment losses of $136,331 to write down the right of use asset to fair value less costs of disposal, the remaining book value of these assets is $0 (Notes 14 and 15). These impairments are recorded in the Gain (loss) from discontinued operations within the Consolidated Statements of Loss and Comprehensive Loss.

Engine Gaming and Media, Inc. (formerly, Engine Media Holdings, Inc.) Notes to the Consolidated Financial Statements August 31, 2022 and 2021 (Expressed in United States Dollars)

Results from the discontinued operations for Winview and the related cash flows are as follows:

	For the year ended
	August 31, 2022 (As Restated)	August 31, 2021 (As Restated)
	$	$
Revenues
Revenue	135,160	3,543

Operating expenses
Salaries and wages	1,882,858	1,449,744
Consulting	945,397	524,971
Professional fees	468,408	584,149
Sponsorships and tournaments	150,512	15,133
Advertising and promotion	416,968	69,592
Office and general	518,540	411,636
Technology expenses	47,809	25,009
Amortization and depreciation	362,572	503,810
Impairment expense	936,562	705,331
Restructuring Costs	226,152	-
Interest expense	66,164	46,977
(Gain) loss on foreign exchange	(601)	-
Non-operational professional fees	1,613,831	846,475
Net income (loss) from discontinued operations	(7,500,012)	(5,179,284)

	For the year ended
	August 31, 2022	August 31, 2021

Net cash provided by (used in) operating activities	78,772	1,097,635
Net cash used in financing activities	(110,906)	(1,054,503)
Change in cash	(32,134)	43,132
Cash, beginning of period	52,746	9,614
Cash, end of period	20,612	52,746

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

During the year ended August 31, 2020, the Company conducted a comprehensive review of its forecasts, considering various factors, including changes in market conditions and business outlook. The outcome of this review led to a revision of the forecasts associated with UMG.

As a result of the revised forecasts, the company recognized impairment losses on intangible assets and goodwill as of the acquisition date. This impairment reflects the updated assessment of the recoverable amounts, which are now lower than the carrying amounts.

The impairment losses recognized have been recognized in the consolidated statement of loss and comprehensive loss. For the year ended August 31, 2020, the breakdown of impairment losses between intangible assets and goodwill was $719,706 and $3,209,045, respectively. As the resulting fair value less cost to sell was determined to be $0, the impairment losses were limited to the lesser of the carrying value of the UMG CGU or the intangible assets and goodwill as of the measurement date. Intangible assets were further impaired as of August 31, 2021 and May 31, 2022 for $385,231 and $94,387, respectively.

During the quarter ended May 2022, the Company recognized impairment expense relating to assets not disposed of in connection with the UMG asset sale amounting to $457,514. The impairment expense reflects the reductions to $0 of the right of use asset of $209,934, leasehold improvements of $153,192 and intangible assets of $94,387. The impairment expense consisted of the excess of the asset’s carrying values over their fair values less costs of disposal (Notes 10, 14 and 15). These impairments are recorded in the Gain (loss) from discontinued operations within the Consolidated Statements of Loss and Comprehensive Loss. The results for UMG were reflected in the Company’s Gaming segment prior to becoming a discontinued operation.

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

The net assets of UMG (the disposal group) as of the date of sale were as follows:

Amount
$
Carrying amounts of assets as at the date of sale:
Property and equipment	27,931
Total assets of disposal group	27,931

Carrying amount of liabilities directly associated with assets as at the date of sale:
Players liability account	23,381
Total liabilities of disposal group	23,381

Net assets of disposal group	4,550

Results from the discontinued operations for UMG and the related cash flows are as follows:

	For the year ended
	August 31, 2022 (As Restated)	August 31, 2021 (As Restated)
	$	$
Revenues
Revenue	596,126	449,857

Operating expenses
Salaries and wages	1,119,786	1,024,732
Consulting	-	-
Professional fees	(6,227)	253,147
Sponsorships and tournaments	713,031	420,537
Advertising and promotion	23,790	17,869
Office and general	97,666	145,866
Technology expenses	82,189	153,312
Amortization and depreciation	140,237	338,475
Impairment expense	457,514	385,231
Restructuring Costs	81,394	-
Interest expense	14,553	36,107
(Gain) loss on foreign exchange	19,974	(15,733)
Net income (loss) from discontinued operations	(2,147,781)	(2,309,686)

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

Consideration transferred for the sale of Eden Games sales and the resulting gain on disposal was as follows:

Amount
$
Consideration received or receivable:
Cash consideration	15,357,803
Total disposal consideration	15,357,803
Carrying amount of net assets sold	(577,106)
Carrying amount attributable to non-controlling interests	208,598
Gain on disposal before income tax and reclassification of foreign currency translation reserve	14,989,295

Reclassification of foreign currency translation reserve	139,122

Gain on disposal of Eden Games	15,128,417

Engine Gaming and Media, Inc. (formerly, Engine Media Holdings, Inc.) Notes to the Consolidated Financial Statements August 31, 2022 and 2021 (Expressed in United States Dollars)

The net assets of Eden Games (the disposal group) as of the date of sale were as follows:

Amount
$
Carrying amounts of assets as at the date of sale:
Cash	647,187
Accounts and other receivables	586,309
Government remittances	566,331
Prepaid expenses and other	36,124
Right-of-use assets	16,036
Property and equipment	41,132
Intangible assets	296,235
Goodwill	345,150
Total assets of disposal group	2,534,504

Carrying amount of liabilities directly associated with assets as at the date of sale:
Accounts payable	1,168,966
Accrued liabilities	750,388
Lease obligation, current	17,959
Long-term debt, current	20,085
Total liabilities of disposal group	1,957,398

Net assets of disposal group	577,106

Results of discontinued operations for Eden and the related cash flows are as follows:

	For the year ended
	August 31, 2022	August 31, 2021
	$	$
Revenues
Revenue	4,759,711	3,422,202

Operating expenses
Salaries and wages	2,113,180	3,384,577
Consulting	796,570	966,372
Office and general	265,125	565,340
Amortization and depreciation	224,349	1,377,550
Share-based payments	(93)	(49)
Interest expense	7,145	41,639
(Gain) loss on foreign exchange	39,350	(135,976)
Net income (loss) from discontinued operations	1,314,085	(2,777,251)

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

Gaming	-	Services related to competitive organized video gaming or sporting events
Media	-	Platform and advertising services provided to other broadcasters, primarily local tv and radio broadcasters

Corporate and Other	-	Services provided to other businesses and other revenues

The Corporate and Other segment primarily consists of support costs not allocated to the two other segments.

The following is an analysis of the Company’s revenue and results by reportable segment in fiscal 2022:

	Gaming (As Restated)	Media (As Restated)	Corporate and Other	Total (As Restated)
	$	$	$	$
Revenue
External sales	1,906,137	39,976,476	-	41,882,613

Results
Segment loss	(706,527)	(11,202,185)	-	(11,908,712)

Central administration costs	-	-	9,788,532	9,788,532
Other gains and losses	(6,490)	186,247	(10,312,246)	(10,132,489)
Finance costs	57	1,193	728,598	729,848
Income (loss) before tax	(700,094)	(11,389,625)	(204,884)	(12,294,603)
Income tax	-	-	-	-
Gain (Loss) for the period from:
Discontinued operations	(6,578,152)	-	14,535,910	7,957,758
Non-controlling interest in net loss	-	-	(65,219)	(65,219)
Net income (loss)	(7,278,246)	(11,389,625)	14,265,807	(4,402,064)

Engine Gaming and Media, Inc. (formerly, Engine Media Holdings, Inc.) Notes to the Consolidated Financial Statements August 31, 2022 and 2021 (Expressed in United States Dollars)

The following is an analysis of the Company’s revenue and results by reportable segment in fiscal 2021:

	Gaming (As Restated)	Media (As Restated)	Corporate and Other	Total (As Restated)
	$	$	$	$
Revenue
External sales	1,401,981	31,943,287	-	33,345,268

Results
Segment loss	849,721	(7,583,018)	-	(6,733,297)

Central administration costs	-	-	9,733,244	9,733,244
Other gains and losses	140,545	4,280,597	6,576,302	10,997,444
Finance costs	(60)	512,937	762,121	1,274,998
Loss before tax	709,236	(12,376,552)	(17,071,667)	(28,738,983)
Income tax	-	-	-	-
Gain (Loss) for the period from:
Share of net loss of associate	-	-	(103,930)	(103,930)
Discontinued operations	(11,211,330)	-	(678,931)	(11,890,261)
Non-controlling interest in net loss	-	-	74,006	74,006
Net loss	(10,502,094)	(12,376,552)	(17,780,522)	(40,659,168)

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

Finance costs - Finance costs include interest expense.

Geographical breakdown

	North America (As Restated)	European Union	Total (As Restated)
	$	$	$
August 31, 2021
Assets	54,682,324	2,519,798	57,202,122
Long-term assets	25,535,516	108,924	25,644,440

August 31, 2022
Assets	41,364,112	1,146,503	42,510,615
Long-term assets	20,451,714	-	20,451,714

29. Related party transactions and balances

(a)	Key management compensation

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

Carrying value at August 31, 2022	FVTPL - mandatorily measured	FVTPL - designated	Amortized cost
	$	$	$
Financial liabilities:
Accounts payable	-	-	12,772,375
Accrued liabilities	-	-	3,756,758
Players liability account	-	-	47,455
Long-term debt	-	-	-
Promissory notes payable	-	-	771,762
Warrant liability	49,894	-	-
Convertible debt	-	7,250,603	-
Financial liabilities	49,894	7,250,603	17,348,350

For the year ended August 31, 2021:

Carrying value at August 31, 2021	FVTPL - mandatorily measured	Amortized cost
	$	$
Financial assets:
Cash	-	15,305,996
Restricted cash	-	331,528
Accounts and other receivables	-	8,646,807
Government remittances	-	1,070,216
Publisher advance	4,534,218	-
Promissory notes receivable	-	-
Investment at FVTPL	2,629,851	-
	7,164,069	25,354,547

Carrying value at August 31, 2021	FVTPL - mandatorily measured	FVTPL - designated	Amortized cost
	$	$	$
Financial liabilities:
Accounts payable	-	-	10,403,667
Accrued liabilities	-	-	5,722,470
Players liability account	-	-	331,528
Long-term debt	-	-	96,664
Promissory notes payable	-	-	821,948
Warrant liability	4,868,703	-	-
Convertible debt	-	9,951,496	-
	4,868,703	9,951,496	17,376,277

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

F-70

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Engine Gaming and Media, Inc.

Opinion

We have audited the accompanying consolidated financial statements of Engine Gaming and Media, Inc. and its subsidiaries (the “Company”), which comprise the consolidated statements of financial position as at August 31, 2021 and 2020, and the consolidated statements of operations and comprehensive loss, consolidated changes in shareholders’ equity and cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at August 31, 2021 and 2020, and its financial performance and cash flows for the years then ended in accordance with International Financial Reporting Standards.

The consolidated financial statements of the Company as at August 31, 2021 and 2020, and for the years then ended, were audited by another auditor, in accordance with Canadian generally accepted auditing standards, whose report dated November 26, 2021, expressed an unmodified audit opinion on those consolidated financial statements.

Restatement of the Financial Statements

As discussed in Note 2 to the financial statements, the August 31, 2020 and 2021 consolidated financial statements have been restated to correct a misstatement.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Emphasis of Matter - Material Uncertainty Related to Going Concern

We draw attention to Note 1(b) in the consolidated financial statements, which describe the events and conditions that indicate the existence of material uncertainties that may cast significant doubt about the Company’s ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of goodwill and intangible assets acquired through business combination

Critical Audit Matter Description

We draw attention to Note 6 of the consolidated financial statements. During the year ended August 31, 2021 the Company acquired SideQik, Inc. for total consideration of $4.2 million. As a result of the transaction, the Company acquired software, brand and customer relationships (collectively, the intangible assets). The acquisition-date fair value of the intangible assets was $1.4 million.

During the year ended August 31, 2020 the Company acquired Frankly, Inc. and UMG Media Ltd. for total consideration of $13.2 million and $3.8 million respectively. The acquisition-date fair value of the intangible assets was $4.8 million and $1.5 million respectively.

The fair value of intangible assets were determined using an income approach. Use of the income approach required the Company to make significant assumptions about the future cash flows associated with the acquired assets, discount rates, customer attrition rates, and royalty rates. These business combinations are considered critical audit matters due to the high level of judgement and estimate around identification and valuation of goodwill and intangible assets.

Critical Audit Matters (continued)

Valuation of goodwill and intangible assets acquired through business combination (continued)

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures included, amongst others, the following:

-	We obtained an understanding of controls related to the business combinations process.

-	We assessed whether the classification as a business combination and treatment of the various aspects of the transactions were in accordance with IFRS 3 Business Combinations.

-	We performed procedures to audit the valuation and existence of material assets and the completeness and accuracy of material liabilities on the acquisition balance sheets.

-	We reviewed management’s assessment of the identification of intangible assets in accordance with the requirements with IFRS 3 Business Combinations.

-	With assistance of valuation specialists we assessed the appropriateness of the methodology used and the reasonableness of the key assumptions including discount rate, royalty rates and others.

-	We compared historical actual results to projected revenues and costs to assess the quality of management’s forecasts.

-	We assessed the appropriateness of the accounting and disclosures in relation to the acquisitions within the consolidated financial statements.

We are satisfied that based on the work performed, the acquisitions have been accounted for appropriately with adequate disclosures made in the consolidated financial statements.

Impairment Assessment of Intangible Assets and Goodwill

Critical Audit Matter Description

As at August 31, 2021, included in the consolidated statement of financial position are intangible assets totaling $5.1 and goodwill $15.6 million (August 31, 2020: $12.3 million and $15.6 million respectively) disclosed in Note 13 and 14 to the consolidated financial statements.

For intangible assets with useful lives, the Company is required to review these at least annually for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. The Company is also required to perform impairment assessments of goodwill annually. To perform impairment assessments, all intangible assets and goodwill are allocated to the cash generating units (“CGUs”). An impairment loss is recognized if the carrying amount of a CGU exceeds its recoverable amount. The recoverable amount of each CGU is based on the greater of fair value less costs to dispose and value in use. To determine recoverable amount, significant assumptions are used in projecting growth rates related to revenues, expenses, earning margins and discount rates in estimating and discounting future cashflows. As a result of this assessment, management recorded an impairment loss of $5.4 million during the year ended August 31, 2021 (2020: $10.4 million) These impairment assessments were a critical audit matter because there is considerable estimation uncertainty related to the projections of future cash flows and fair value less cost to sell calculations.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures included, amongst others, the following:

-	We obtained an understanding of controls related to the impairment process.

-	We assessed the appropriateness of the cash generating units identified in accordance with IAS 36.

-	We reviewed management’s impairment indicators memo for WinView, Inc.

-	We obtained cash flow projections or fair value less cost to sell calculations for Frankly Media, Inc., UMG Media, Ltd. CGUs and of Steam Hatchet S.L., Eden Games SAS, SideQik, Inc CGUs. We assessed the appropriateness of valuation methodology used by management to calculate the recoverable amount. We also compared historical actual results to these budgeted to assess the quality of management’s forecasts.

-	We assessed the reasonableness of key assumptions used in management’s forecast.

-	With assistance of valuation specialists, we evaluated whether the discount rates and other market assumptions applied in the discounted cashflow forecasts and fair valuations were within the range adopted by other companies in the same industry.

-	We assessed the adequacy of the disclosures included in the relevant notes to the financial statements.

We consider the underlying assumptions and measurement parameters to be reasonable.

Chartered Professional Accountants

Markham, Canada

December 20, 2023

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Consolidated Statements of Financial Position August 31, 2021 and 2020 (Expressed in United States Dollars)

	Note	Aug 31, 2021 (As Restated)	Aug 31, 2020 (As Restated)
		$	$
ASSETS
Current
Cash		15,305,996	5,243,278
Restricted cash	17	331,528	388,587
Accounts and other receivables	9	8,646,807	3,845,890
Government remittances		1,070,216	1,125,912
Publisher advance, current	9	3,197,102	-
Prepaid expenses and other		3,006,033	1,571,806
		31,557,682	12,175,473
Non-Current
Publisher advance, non-current	9	1,337,116	-
Investment in associate	10	-	2,052,008
Investment at FVTPL	10	2,629,851	-
Property and equipment	11	403,811	409,389
Goodwill	12	15,594,929	15,576,762
Intangible assets	13	5,121,711	12,328,996
Right-of-use assets	14	557,022	550,478
		25,644,440	30,917,633
		57,202,122	43,093,106

The accompanying notes are an integral part of these consolidated financial statements.

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Consolidated Statements of Financial Position August 31, 2021 and 2020 (Expressed in United States Dollars)

	Note	Aug 31, 2021 (As Restated)	Aug 31, 2020 (As Restated)
		$	$
LIABILITIES
Current
Accounts payable		10,403,667	12,455,214
Accrued liabilities		5,722,470	4,689,131
Players liability account	17	331,528	388,587
Deferred revenue		2,644,948	553,395
Lease obligation, current	16	222,583	185,671
Line of credit	18	-	4,919,507
Long-term debt, current	20	96,664	97,702
Promissory notes payable	18	821,948	3,818,920
Deferred purchase consideration		-	333,503
Warrant liability	21	4,868,703	14,135,321
Convertible debt, current	19	914,427	-
Arbitration reserve	26	6,468,330	-
Contingent performance share obligation, current	27	-	262,067
		32,495,268	41,839,018

Convertible debt, non-current	19	9,037,069	10,793,459
Lease obligation, non-current	16	364,968	386,477
Long-term debt, non-current	20	-	133,230
		9,402,037	11,313,166
		41,897,305	53,152,184

SHAREHOLDERS’ EQUITY (DEFICIENCY)
Share capital	22	122,741,230	69,380,807
Shares to be issued	27	-	1,059,214
Contributed surplus		17,819,933	4,034,323
Foreign currency translation reserve		(2,324,025)	(2,334,275)
Deficit		(123,075,700)	(82,416,532)
		15,161,438	(10,276,463)
Non-controlling interest		143,379	217,385
		15,304,817	(10,059,078)
		57,202,122	43,093,106
Going concern	1
Commitments and contingencies	26
Subsequent events	31

Approved on Behalf of Board:	“Justin Kenna”	“Travis Goff”
	Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Consolidated Statements of Loss and Comprehensive Loss August 31, 2021 and 2020 (Expressed in United States Dollars)

		For the year ended
	Note	August 31, 2021 (As Restated)	August 31, 2020 (As Restated)
CONTINUING OPERATIONS		$	$
REVENUE
Games development	7	3,422,202	2,732,846
Direct to consumer	7	453,400	363,554
Software-as-a-service	7	6,360,361	2,571,672
Advertising	7	26,656,446	4,491,356
Professional services	7	328,461	386,415
		37,220,870	10,545,843
EXPENSES
Salaries and wages		18,020,053	6,254,017
Consulting		3,714,490	2,753,235
Professional fees		2,608,486	2,634,599
Revenue sharing expense		22,853,680	3,380,017
Sponsorships and tournaments		435,670	585,186
Advertising and promotion		1,387,370	2,513,687
Office and general		3,529,520	1,771,888
Technology expenses		2,487,569	1,062,807
Amortization and depreciation	11,13,14, 27	3,304,038	3,439,510
Share-based payments	23, 24	3,702,705	1,409,569
Interest expense		1,399,721	908,766
Loss on foreign exchange		939,235	578,900
Change in fair value of contingent consideration		-	87,702
Loss on extinguishment of debt		2,428,900	-
Gain on retained interest in former associate		(99,961)	-
Transaction costs	22	341,702	-
Non-operational professional fees		846,475	-
Arbitration settlement reserve	26	6,468,330	-
Impairment of investment in associate and advances		-	3,652,199
Impairment of goodwill and intangibles	12	5,410,417	10,432,234
Change in fair value of investment at FVTPL	10	(581,812)	-
Change in fair value of warrant liability	21	(9,037,108)	6,189,921
Change in fair value of convertible debt	19	6,066,594	(230,127)
		76,226,074	47,424,110
ASSOCIATES
Share of net loss of associate	10	103,930	-
Net loss for the year before taxes		(39,109,134)	(36,878,267)
Income tax expense		-	-
		(39,109,134)	(36,878,267)
DISCONTINUED OPERATIONS
Loss on disposal of Motorsports	27	(678,931)	-
Loss from discontinued operations	27	(945,109)	(5,860,211)
Net loss for the year		(40,733,174)	(42,738,478)

Net loss attributable to non-controlling interest		74,006	76,066
Net loss attributable to owners of the Company		(40,659,168)	(42,662,412)

OTHER COMPREHENSIVE INCOME (LOSS)
Items that may be reclassified subsequently to profit or loss
Foreign currency translation differences		10,250	(1,001,103)
Comprehensive loss for the year		(40,648,918)	(43,663,515)
LOSS PER SHARE
Basic loss per share - continuing operations	8	(3.29)	(12.48)
Basic loss per share - discontinued operations	8	(0.14)	(1.99)
Basic and diluted loss per share	8	(3.42)	(14.46)
Weighted average number of shares outstanding - Basic	8	11,874,775	2,949,511

The accompanying notes are an integral part of these consolidated financial statements.

Engine Gaming and Media, Inc.

(formerly Engine Media Holdings, Inc.)

Consolidated Statements of Shareholders’ Equity (Deficiency)

Years ended August 31, 2021 and 2020

(Expressed in United States Dollars)

	Share capital: Number	Share capital: Amount	Shares to be issued	Contributed surplus	Foreign currency translation reserve	Deficit (As Restated)	Total equity before non-controlling interest	Non-controlling interest	Total equity (As Restated)
	#	$	$	$	$	$	$	$	$

Balance, as at August 31, 2019	156,438	29,613,406	760,216	2,753,037	(1,333,172)	(39,754,120)	(7,960,633)	293,451	(7,667,182)
Impact of share consolidation	(114)	-	-	-	-	-	-	-	-
Share-based payments	-	-	-	1,409,569	-	-	1,409,569	-	1,409,569
Shares issued on vesting of RSUs	26,666	159,895	-	(159,895)	-	-	-	-	-
Convertible debt conversion	1,739,615	5,152,023	-	-	-	-	5,152,023	-	5,152,023
Private placements, net of costs	502,562	2,694,076	-	-	-	-	2,694,076	-	2,694,076
Shares issued for debt conversion	59,654	724,231	-	-	-	-	724,231	-	724,231
Shares issued on acquisition of UMG	288,560	3,804,344	-	41,879	-	-	3,846,223	-	3,846,223
Shares issued on acquisition of Frankly	2,258,215	12,155,000	-	-	-	-	12,155,000	-	12,155,000
Shares issued on acquisition of Winview	1,759,997	7,579,000	-	-	-	-	7,579,000	-	7,579,000
Shares issued on acquisition of Driver Database	100,000	859,745	-	-	-	-	859,745	-	859,745
Shares issued on acquisition of Lets Go Racing	200,000	1,719,491	-	-	-	-	1,719,491	-	1,719,491
Common shares issued on exercise of warrants	654,543	4,919,596	-	-	-	-	4,919,596	-	4,919,596
Shares to be issued	-	-	298,998				298,998		298,998
Non-controlling interest in subsidiary	-	-	-	(10,267)	-	-	(10,267)	-	(10,267)
Net loss for the period	-	-	-	-	-	(42,662,412)	(42,662,412)	(76,066)	(42,738,478)
Foreign currency translation differences	-	-	-	-	(1,001,103)	-	(1,001,103)	-	(1,001,103)
Balance, as at August 31, 2020	7,746,136	69,380,807	1,059,214	4,034,323	(2,334,275)	(82,416,532)	(10,276,463)	217,385	(10,059,078)
Share-based payments	-	-	-	3,702,705	-	-	3,702,705	-	3,702,705
Shares issued on vesting of RSUs	277,749	1,895,891	-	(1,715,891)	-	-	180,000	-	180,000
Common shares issued on exercise of options	20,833	290,558	-	(104,303)	-	-	186,255		186,255
Convertible debt conversion	1,728,848	13,704,605	-	4,256,114	-	-	17,960,719	-	17,960,719
Common shares issued on private placement, net of costs	4,435,433	24,225,901	-	6,791,473	-	-	31,017,374	-	31,017,374
Warrants issued in private placement of convertible debt	-	-	-	618,916	-	-	618,916	-	618,916
EB bonus shares	6,666	54,061	-	-	-	-	54,061	-	54,061
Shares for debt	40,000	226,556	-	-	-	-	226,556	-	226,556
Common shares issued on exercise of warrants	901,060	9,000,851	-	-	-	-	9,000,851	-	9,000,851
Disposal of Motorsports	-	-	(1,059,214)	-	-	-	(1,059,214)	-	(1,059,214)
Shares issued on acquisition of SideQik	386,584	3,962,000	-	245,000	-	-	4,207,000	-	4,207,000
Non-controlling interest in subsidiary	-	-	-	(8,404)	-	-	(8,404)	-	(8,404)
Net loss for the period	-	-	-	-	-	(40,659,168)	(40,659,168)	(74,006)	(40,733,174)
Foreign currency translation differences	-	-	-	-	10,250	-	10,250	-	10,250
Balance, as at August 31, 2021	15,543,309	122,741,230	-	17,819,933	(2,324,025)	(123,075,700)	15,161,438	143,379	15,304,817

The accompanying notes are an integral part of these consolidated financial statements.

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Consolidated Statements of Cash Flows August 31, 2021 and 2020 (Expressed in United States Dollars)

		For the year ended
	Note	August 31, 2021 (As Restated)	August 31, 2020 (As Restated)
		$	$
OPERATING ACTIVITIES
Net loss for the period before non-controlling interest		(40,733,174)	(42,738,478)
Items not affecting cash:
Amortization and depreciation	11, 13, 14	3,505,373	3,781,178
Forgiveness of government grants		-	(1,589,559)
Legal proceedings provision		6,468,330
Loss on disposal of Motorsports	27	678,931	-
Loss on disposal of P&E		9,767	-
Loss on extinguishment of debt	19	2,428,900	-
Gain on retained interest in former associate		(99,961)	-
Share of net loss of associate		103,930	-
Change in fair value of investment at FVTPL		(581,812)	-
Change in fair value of warrant liability	21	(9,037,108)	6,189,921
Change in fair value of convertible debt	19	6,066,594	(230,127)
Change in fair value of contingent consideration		-	87,702
Impairment of investment in associate and advances		-	3,652,199
Impairment of goodwill and intangibles	12	5,410,417	10,432,234
Accretion of debt		108,616	96,733
Share-based payments	23, 24	3,702,705	1,409,569
		(21,968,492)	(18,908,628)
Changes in non-cash working capital:
Restricted cash		57,059	(65,876)
Accounts and other receivables		(4,008,628)	2,115,952
Government remittances		30,601	(414,634)
Publisher advance	9	(4,534,218)	-
Prepaid expenses and other		(1,388,709)	(163,517)
Accounts payable		(1,030,539)	3,451,613
Accrued liabilities		953,086	607,229
Players liability account		(57,059)	65,875
Deferred revenue		1,607,553	221,142
		(8,370,854)	5,817,784
		(30,339,346)	(13,090,844)
INVESTING ACTIVITIES
Purchase of property and equipment		(188,170)	(110,380)
Cash acquired, net of cash paid in business combinations		255,852	1,458,920
Advances		-	(1,155,657)
Acquisition of intangible assets		-	(557,709)
Cash from disposal of Motorsports		24,348	-
		92,030	(364,826)
FINANCING ACTIVITIES
Proceeds from government grants		-	1,414,764
Proceeds from line of credit		-	1,000,000
Proceeds from private placement unit offerings	22	31,017,374	3,685,785
Proceeds from convertible debentures	19	4,901,393	5,750,000
Net (payments) proceeds from promissory notes payable	18	(2,996,972)	1,111,553
Proceeds from exercise of warrants	21	6,866,735	3,574,023
Proceeds from exercise of options	23	186,255	-
Payments on lease financing	16	(228,328)	(139,937)
Payments on long-term debt	20	(162,040)	(53,736)
		39,584,417	16,342,452
Impact of foreign exchange on cash		725,617	(462,248)
Change in cash		10,062,718	2,424,534

Cash, beginning of year		5,243,278	2,818,744
Cash, end of year		15,305,996	5,243,278

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

The Company has not yet realized profitable operations and has incurred significant losses to date resulting in a cumulative deficit of $123,075,700 as of August 31, 2021 (August 31, 2020 – $82,416,532). The recoverability of the carrying value of the assets and the Company’s continued existence is dependent upon the achievement of profitable operations, or the ability of the Company to raise alternative financing, if necessary. While management has been historically successful in raising the necessary capital, it cannot provide assurance that it will be able to execute on its business strategy or be successful in future financing activities. As of August 31, 2021, the Company had a working capital deficiency of $937,586 (August 31, 2020 – working capital deficiency of $$29,663,545) which is comprised of current assets less current liabilities. The Company also faced uncertain future impacts from COVID-19 (Note 3(b)).

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

The consolidated financial statements for the year ended August 31, 2021 (including comparatives) were approved and authorized for issue by the board of directors on December 20, 2023.

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

(e)	Restatement of Consolidated Financial Statements as of and for the years ended August 31, 2021 and 2020

The restatement adjustments relate to goodwill and intangible assets of the Company’s UMG, Winview and Sideqik CGUs. The as previously reported carrying values of the goodwill and intangible assets related to each CGU has been adjusted primarily to accelerate the timing of when the goodwill and intangible assets were previously impaired and revising go forward amortization as necessary.

During the years ended August 31, 2020 and 2021, the Company conducted a comprehensive review of its forecasts, considering various factors, including changes in market conditions and business outlook. The outcome of this review led to a revision of the forecasts associated with UMG, Winview, as it pertained to its non-operating patent assets, and Sideqik.

As a result of the revised forecasts, the company recognized impairment losses on goodwill and intangible assets as of the acquisition date for both UMG and Sideqik, and as of August 31, 2020 for Winview. These impairments reflect the updated assessment of the recoverable amounts, which are now lower than the carrying amounts.

The impairment losses have been recognized in the consolidated statement of loss and comprehensive loss within the impairment of goodwill and intangibles line item.

The following tables reflect the impact of the Restatement of the Company’s previously reported consolidated financial statements as of and for the years ended August 31, 2021 and 2020:

	As of August 31, 2021
Consolidated Statements of Financial Position	As previously reported	Adjustments	As Restated
	$	$	$
ASSETS
Non-Current
Goodwill	18,495,121	(2,900,192)	15,594,929
Intangible assets	12,482,244	(7,360,533)	5,121,711
Total Non-Current Assets	35,905,165	(10,260,725)	25,644,440
Total Assets	67,462,847	(10,260,725)	57,202,122

SHAREHOLDERS’ EQUITY (DEFICIENCY)
Deficit	(112,814,973)	(10,260,727)	(123,075,700)
Total Shareholders’ Equity (Deficiency), before non-controlling interest	25,422,165	(10,260,727)	15,161,438
Total Shareholders’ Equity (Deficiency)	25,565,544	(10,260,727)	15,304,817
Total Liabilities and Shareholders’ Equity (Deficiency)	67,462,847	(10,260,725)	57,202,122

	For the year ended August 31, 2021
Consolidated Statements of Loss and Comprehensive Loss	As previously reported	Adjustments	As Restated
	$	$	$
CONTINUING OPERATIONS
EXPENSES
Amortization and depreciation	4,891,097	(1,587,059)	3,304,038
Impairment of goodwill and intangibles	3,885,001	1,525,416	5,410,417
Total expenses	76,287,717	(61,643)	76,226,074
Net income (loss) for the year before discontinued operations	(39,170,777)	61,643	(39,109,134)
Net loss for the year	(40,794,817)	61,643	(40,733,174)
Net loss attributable to owners of the Company	(40,720,811)	61,643	(40,659,168)

OTHER COMPREHENSIVE INCOME (LOSS)
Comprehensive loss for the year	(40,710,561)	61,643	(40,648,918)
INCOME (LOSS) PER SHARE
Basic loss per share - continuing operations	(3.29)	0.01	(3.29)
Basic income (loss) per share - discontinued operations	(0.14)	-	(0.14)
Basic and diluted loss per share	(3.43)	0.01	(3.42)

	As of August 31, 2020
Consolidated Statements of Financial Position	As previously reported	Adjustments	As Restated
	$	$	$
ASSETS
Non-Current
Goodwill	18,785,807	(3,209,045)	15,576,762
Intangible assets	19,442,322	(7,113,326)	12,328,996
Total Non-Current Assets	41,240,004	(10,322,371)	30,917,633
Total Assets	53,415,477	(10,322,371)	43,093,106

SHAREHOLDERS’ EQUITY (DEFICIENCY)
Deficit	(72,094,162)	(10,322,370)	(82,416,532)
Total Shareholders’ Equity (Deficiency), before non-controlling interest	45,907	(10,322,370)	(10,276,463)
Total Shareholders’ Equity (Deficiency)	263,292	(10,322,370)	(10,059,078)
Total Liabilities and Shareholders’ Equity (Deficiency)	53,415,477	(10,322,371)	43,093,106

	For the year ended August 31, 2020
Consolidated Statements of Loss and Comprehensive Loss	As previously reported	Adjustments	As Restated
	$	$	$
CONTINUING OPERATIONS
EXPENSES
Amortization and depreciation	3,549,374	(109,864)	3,439,510
Impairment of goodwill and intangibles	-	10,432,234	10,432,234
Total expenses	37,101,740	10,322,370	47,424,110
Net income (loss) for the year before discontinued operations	(26,555,897)	(10,322,370)	(36,878,267)
Net loss for the year	(32,416,108)	(10,322,370)	(42,738,478)
Net loss attributable to owners of the Company	(32,340,042)	(10,322,370)	(42,662,412)

OTHER COMPREHENSIVE INCOME (LOSS)
Comprehensive loss for the year	(33,341,145)	(10,322,370)	(43,663,515)
INCOME (LOSS) PER SHARE
Basic loss per share - continuing operations	(8.98)	(3.50)	(12.48)
Basic income (loss) per share - discontinued operations	(1.99)	-	(1.99)
Basic and diluted loss per share	(10.96)	(3.50)	(14.46)

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

The Company assesses whether a contract is or contains a lease, at inception of the contract. The Company recognizes a right-of-use asset and a corresponding lease liability with respect to all lease arrangements in which it is the lessee, except for short-term leases (defined as leases with a lease term of 12 months or less) and leases of low value assets (such as tablets and personal computers, small items of office furniture and telephones). For these leases, the Company recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease unless another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed.

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

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Notes to the Consolidated Financial Statements August 31, 2021 and 2020 (Expressed in United States Dollars)

Variable rents that do not depend on an index or rate are not included in the measurement the lease liability and the right-of-use asset. The related payments are recognized as an expense in the period in which the event or condition that triggers those payments occurs and are included in the line “other expenses” in profit or loss.

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

12. Goodwill

	Aug 31, 2021 (As Restated)	Aug 31, 2020 (As Restated)
	$	$

Balance, beginning of year	15,576,762	651,354
Acquisition of UMG	-	3,209,045
Impairment of UMG	-	(3,209,045)
Acquisition of Frankly	-	14,895,595
Acquisition of SideQik	2,900,193	-
Impairment of SideQik	(2,900,193)	-
Effect of foreign exchange	18,167	29,813
Balance, end of year	15,594,929	15,576,762

a)	Frankly

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

During the year ended August 31, 2020, the Company conducted a comprehensive review of its forecasts, considering various factors, including changes in market conditions and business outlook. The outcome of this review led to a revision of the forecasts associated with UMG.

As a result of the revised forecasts, the company recognized impairment losses on intangible assets and goodwill as of the acquisition date. This impairment reflects the updated assessment of the recoverable amounts, which are now lower than the carrying amounts.

The impairment losses recognized have been recognized in the consolidated statement of loss and comprehensive loss. For the year ended August 31, 2020, the breakdown of impairment losses between intangible assets and goodwill was $719,706 and $3,209,045, respectively. As the resulting fair value less cost to sell was determined to be $0, the impairment losses were limited to the lesser of the carrying value of the UMG CGU or the intangible assets and goodwill as of the measurement date. Intangible assets were further impaired as of August 31, 2021 for $385,231. The results for UMG are reflected in the Company’s Gaming segment.

c)	Sideqik

During the year ended August 31, 2021, the Company conducted a comprehensive review of its forecasts, considering various factors, including changes in market conditions and business outlook. The outcome of this review led to a revision of the forecasts associated with Sideqik.

As a result of the revised forecasts, the company recognized impairment losses on intangible assets and goodwill as of the acquisition date. This impairment reflects the updated assessment of the recoverable amounts, which are now lower than the carrying amounts.

The impairment losses recognized have been recognized in the consolidated statement of loss and comprehensive loss. For the year ended August 31, 2021, the breakdown of impairment losses between intangible assets and goodwill was 1,419,662 and 2,900,193, respectively. As the resulting fair value less cost to sell was determined to be $0, the impairment losses were limited to the lesser of the carrying value of the Sideqik CGU or the intangible assets and goodwill as of the measurement date.

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Notes to the Consolidated Financial Statements August 31, 2021 and 2020 (Expressed in United States Dollars)

13. Intangible assets

Cost	Patents (As Restated)	Application Platforms (As Restated)	Software (As Restated)	Brand (As Restated)	Customer Lists and Contracts (As Restated)	Total (As Restated)
	$	$	$	$	$	$

August 31, 2019	-	760,323	5,055,798	1,662,993	477,592	7,956,706
Acquisition of UMG	-	560,000	-	510,000	460,000	1,530,000
Impairment of UMG	-	(263,422)	-	(239,902)	(216,382)	(719,706)
Acquisition of Frankly	-	-	2,000,000	100,000	2,700,000	4,800,000
Acquisition of WinView	9,430,265	-	-	-	-	9,430,265
Impairment of Winview	(6,503,483)	-	-	-	-	(6,503,483)
Acquisition of WTF1	-	-	557,709	-	-	557,709
Acquisition of Driver DB	-	-	854,158	-	-	854,158
Acquisition of Lets Go Racing	-	-	2,116,267	-	-	2,116,267
Foreign exchange	-	2,479	180,043	37,482	34,362	254,366
August 31, 2020	2,926,782	1,059,380	10,763,975	2,070,573	3,455,572	20,276,282
Disposal of Motorsports	-	-	(3,598,869)	(201,627)	(222,650)	(4,023,146)
Acquisition of SideQik	-	-	910,000	210,000	310,000	1,430,000
Impairment of SideQik	-	-	(901,960)	(209,072)	(308,630)	(1,419,662)
Impairment of UMG	-	(152,011)	-	(149,975)	(83,244)	(385,230)
Impairment of Winview	(705,331)	-	-	-	-	(705,331)
Foreign exchange	-	16,974	255,577	81,759	11,063	365,373
August 31, 2021	2,221,451	924,343	7,428,723	1,801,658	3,162,111	15,538,286

Accumulated amortization	Patents (As Restated)	Application Platforms (As Restated)	Software (As Restated)	Brand (As Restated)	Customer Lists and Contracts (As Restated)	Total (As Restated)
	$	$	$	$	$	$

August 31, 2019	-	628,277	2,634,338	673,302	296,061	4,231,978
Amortization	628,684	127,681	2,205,781	348,858	180,182	3,491,186
Foreign exchange	-	1,960	68,882	28,675	124,605	224,122
August 31, 2020	628,684	757,918	4,909,001	1,050,835	600,848	7,947,286
Amortization	492,449	107,158	1,711,771	422,842	418,904	3,153,124
Disposal of Motorsports	-	-	(532,412)	(201,627)	(222,650)	(956,689)
Foreign exchange	-	13,560	229,650	34,385	(4,741)	272,854
August 31, 2021	1,121,133	878,636	6,318,010	1,306,435	792,361	10,416,575

Net book value	Patents (As Restated)	Application Platforms (As Restated)	Software (As Restated)	Brand (As Restated)	Customer Lists and Contracts (As Restated)	Total (As Restated)
	$	$	$	$	$	$

August 31, 2020	2,298,098	301,462	5,854,974	1,019,738	2,854,724	12,328,996
August 31, 2021	1,100,318	45,707	1,110,713	495,223	2,369,750	5,121,711

a)	Winview

During the year ended August 31, 2020, the Company conducted a comprehensive review of its forecasts, considering various factors, including changes in market conditions and business outlook. The outcome of this review led to a revision of the forecasts associated with Winview.

As a result of the revised forecasts, the company recognized impairment losses on intangible assets as of August 31, 2020. This impairment reflects the updated assessment of the recoverable amounts, which are now lower than the carrying amounts.

The impairment losses recognized have been recognized in the consolidated statement of loss and comprehensive loss. During the years ended August 31, 2020 and 2021, the Company recognized patent impairment expense amounting to $6,503,483 and $705,331, respectively. As the resulting fair value less cost of disposal was determined to be $0, the impairment losses were limited to the lesser of the carrying value of the Winview CGU or the intangible assets as of each measurement date.

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

15. Income taxes

The Company had no income tax expense or benefit for the year ended August 31, 2021.

(a)	Reconciliation of the effective tax rate

The reconciliation of the combined federal and provincial statutory income tax rate of 26.5% (2020 - 26.5%) to the effective tax rate is as follows:

	2021 (As Restated)	2020 (As Restated)
	$	$

Income (loss) before income taxes	(40,733,174)	(42,738,478)
Statutory income tax rate	26.5%	26.5%
Expected income tax (benefit)	(10,794,291)	(11,325,697)

Reconciling items:
Foreign rate differential	(243,335)	443,749
Stock-based compensation and other non-deductible expenses	1,318,852	484,247
True up of prior period balances	1,323,876	-
Deferred tax assets not recognized	8,394,898	10,397,701
Income tax expense	-	-

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

The following table reflects the continuity of the Company’s outstanding liability measured warrants for the years ended August 31, 2021, and 2020:

		Weighted-average
	Number of	exercise price
	warrants	CAD
	#	$

Outstanding, August 31, 2020	2,405,369	9.60
Issued on conversion of convertible debt	175,331	7.50
Exercised	(901,060)	9.27
Expired	(226,797)	13.43
Outstanding as at August 31, 2021	1,452,843	8.96

	Number of	Weighted-average
		exercise price
	warrants	CAD
	#	$

Outstanding, August 31, 2019	29,318	448.50
Issued	1,990,890	8.45
Issued on acquisition of UMG	9,943	174.18
Issued in acquisition of Frankly	1,055,036	9.69
Exercised	(654,543)	7.50
Expired	(25,275)	551.26
Outstanding as at August 31, 2020	2,405,369	9.60

The following table reflects the liability measured warrants issued and outstanding as of August 31, 2021:

		Warrants outstanding
Expiry date	Number outstanding	Average exercise price CAD	Average remaining contractual life (years)
March 13, 2022	123,159	10.50	0.53
December 20, 2022	29,066	27.00	1.30
March 20, 2023	27,777	13.50	1.55
March 30, 2023	46,909	13.50	1.58
March 31, 2023	17,222	13.50	1.58
May 27, 2023	130,304	13.50	1.74
July 8, 2024	445,982	7.50	2.85
July 25, 2024	401,624	7.50	2.90
August 8, 2024	230,800	7.50	2.94
	1,452,843	$8.96	2.47

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

The following table reflects the continuity of the Company’s equity measured warrants for the year ended August 31, 2021. There were no equity measured warrants outstanding as of August 31, 2020:

Amount
$

Balance at August 31, 2020	-
Issued on conversion of convertible debt	4,256,114
Issued in private placement of convertible debt	618,916
Issued in private placement of units	7,373,806
Issued in private placement of units - transaction costs	(582,333)
Balance, August 31, 2021	11,666,503

The following table reflects the continuity of the Company’s outstanding equity measured warrants for the year ended August 31, 2021:

		Weighted-average
	Number of	exercise price
	warrants	USD
	#	$

Outstanding, August 31, 2020	-	-
Issued on conversion of convertible debt	1,134,305	15.0
Issued in private placement of convertible debt	224,719	15.00
Issued in private placement of units	2,377,272	15.00
Outstanding as at August 31, 2021	3,736,296	15.00

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

22. Share capital

(a)	Authorized

The Company is authorized to issue an unlimited number of common shares and an unlimited number of preference shares.

(b)	Issued and outstanding, common shares

	Shares	Consideration
	#	$

Balance, August 31, 2019	156,438	29,613,406
Impact of share consolidation	(114)	-
Shares issued on vesting of RSUs	26,666	159,895
Convertible debt conversion	1,739,615	5,152,023
Private placements, net of costs	502,562	2,694,076
Shares issued for debt conversion	59,654	724,231
Shares issued on acquisition of UMG	288,560	3,804,344
Shares issued on acquisition of Frankly	2,258,215	12,155,000
Shares issued on acquisition of Winview	1,759,997	7,579,000
Shares issued on acquisition of Driver Database (Note 6)	100,000	859,745
Shares issued on acquisition of Lets Go Racing (Note 6)	200,000	1,719,491
Common shares issued on exercise of warrants	654,543	4,919,596
Balance, August 31, 2020	7,746,136	69,380,807

	Shares	Consideration
	#	$

Balance, August 31, 2020	7,746,136	69,380,807
Shares issued on vesting of RSUs	277,749	1,895,891
Common shares issued on exercise of options	20,833	290,558
Convertible debt conversion	1,728,848	13,704,605
Common shares issued on private placement, net of costs	4,435,433	24,225,901
EB bonus shares	6,666	54,061
Shares for debt	40,000	226,556
Common shares issued on exercise of warrants	901,060	9,000,851
Shares issued on acquisition of SideQik	386,584	3,962,000
Balance, August 31, 2021	15,543,309	122,741,230

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

As of August 31, 2021, the Company had shareholders’ equity before non-controlling interests of $15,161,438 (2020 – $(10,276,463)). The Company’s objective when managing its capital is to seek continuous improvement in the return to its shareholders while maintaining a moderate to high tolerance for risk. The objective is achieved by prudently managing the capital generated through internal growth and profitability, through the use of lower cost capital, including raising share capital or debt when required to fund opportunities as they arise.

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

Gaming	-	Services related to competitive organized video gaming or sporting events
Media	-	Platform and advertising services provided to other broadcasters, primarily local tv and radio broadcasters
Corporate and Other	-	Services provided to other businesses and other revenues

The Corporate and Other segment primarily consists of support costs not allocated to the two other segments.

The following is an analysis of the Company’s revenue and results by reportable segment in fiscal 2021:

	Gaming (As Restated)	Media (As Restated)	Corporate and Other	Total (As Restated)
	$	$	$	$
Revenue
External sales	5,277,583	31,943,287	-	37,220,870

Results
Segment loss	(7,506,449)	(7,583,018)	-	(15,089,467)

Central administration costs	-	-	9,733,244	9,733,244
Other gains and losses	1,925,873	4,280,597	6,576,302	12,782,772
Finance costs	124,663	512,937	762,121	1,399,721
Loss before tax	(9,556,985)	(12,376,552)	(17,071,667)	(39,005,204)
Income tax	-	-	-	-
Gain (Loss) for the year from:
Share of net loss of associate	-	-	(103,930)	(103,930)
Discontinued operations	(945,109)	-	(678,931)	(1,624,040)
Non-controlling interest in net loss	-	-	74,006	74,006
Net loss	(10,502,094)	(12,376,552)	(17,780,522)	(40,659,168)

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Notes to the Consolidated Financial Statements August 31, 2021 and 2020 (Expressed in United States Dollars)

The following is an analysis of the Company’s revenue and results by reportable segment in fiscal 2020:

	Gaming (As Restated)	Media	Corporate and Other	Total (As Restated)
	$	$	$	$
Revenue
External sales	4,140,731	6,404,736	376	10,545,843

Results
Segment loss	(4,733,518)	(833,891)	376	(5,567,033)

Central administration costs			9,691,639	9,691,639
Other gains and losses	10,448,799	(14,011)	10,276,041	20,710,829
Finance costs	102,596	241,520	564,650	908,766
Loss before tax	(15,284,913)	(1,061,400)	(20,531,954)	(36,878,267)
Income tax	-	-	-	-
Gain (Loss) for the year from:
Discontinued operations	(5,859,384)	-	(827)	(5,860,211)
Non-controlling interest in net loss	-	-	76,066	76,066
Net loss	(21,144,297)	(1,061,400)	(20,456,715)	(42,662,412)

Geographical breakdown

	North America (As Restated)	United Kingdom	European Union	Total (As Restated)
	$	$	$	$
August 31, 2020
Assets	37,908,431	2,896,583	2,288,092	43,093,106
Long-term assets	27,342,377	2,507,761	1,067,495	30,917,633

August 31, 2021
Assets	54,682,324	-	2,519,798	57,202,122
Long-term assets	25,535,516	-	108,924	25,644,440

29. Related party transactions and balances

(a)	Key management compensation

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

(f)	Fair value hierarchy

The following tables combine information about:

●	classes of financial instruments based on their nature and characteristics;
●	the carrying amounts of financial instruments;
●	fair values of financial instruments (except financial instruments when carrying amount approximates their fair value); and
●	fair value hierarchy levels of financial assets and financial liabilities for which fair value was disclosed.

Fair value hierarchy levels 1 to 3 are based on the degree to which the fair value is observable.

For the year ended August 31, 2021:

Carrying value at August 31, 2021	FVTPL - mandatorily measured	FVOCI - mandatorily measured	FVOCI - designated	Amortized cost
	$	$	$	$

Financial assets:
Cash and cash equivalents	-	-	-	15,305,996
Restricted cash	-	-	-	331,528
Accounts and other receivables	-	-	-	8,646,807
Government remittances	-	-	-	1,070,216
Publisher advance	-	-	-	4,534,218
Investment at FVTPL	2,629,851	-	-	-
	2,629,851	-	-	29,888,765

Carrying value at August 31, 2021	FVTPL - mandatorily measured	FVTPL - designated	Amortized cost
	$	$	$

Financial liabilities:
Accounts payable	-	-	10,403,667
Accrued liabilities	-	-	5,722,470
Players liability account	-	-	331,528
Line of credit	-	-	-
Long-term debt	-	-	96,664
Promissory notes payable	-	-	821,948
Deferred purchase consideration	-	-	-
Warrant liability	4,868,703	-	-
Convertible debt	-	9,951,496	-
	4,868,703	9,951,496	17,376,277

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Notes to the Consolidated Financial Statements August 31, 2021 and 2020 (Expressed in United States Dollars)

For the year ended August 31, 2020:

Carrying value at August 31, 2020	FVTPL - mandatorily measured	FVOCI - mandatorily measured	FVOCI - designated	Amortized cost
	$	$	$	$

Financial assets:
Cash and cash equivalents	-	-	-	5,243,278
Restricted cash	-	-	-	388,587
Accounts and other receivables	-	-	-	3,845,890
Government remittances	-	-	-	1,125,912
Publisher advance	-	-	-	-
Investment at FVTPL	-	-	-	-
	-	-	-	10,603,667

Carrying value at August 31, 2020	FVTPL - mandatorily measured	FVTPL - designated	Amortized cost
	$	$	$

Financial liabilities:
Accounts payable	-	-	12,455,214
Accrued liabilities	-	-	4,689,131
Players liability account	-	-	388,587
Line of credit	-	-	4,919,507
Long-term debt	-	-	230,932
Promissory notes payable	-	-	3,818,920
Deferred purchase consideration	-	-	333,503
Warrant liability	14,135,321	-	-
Convertible debt	-	10,793,459	-
	14,135,321	10,793,459	26,835,794

A summary of instruments, with their classification in the fair value hierarchy is as follows:

	Level 1	Level 2	Level 3	Fair value as of August 31, 2021
	$	$	$	$

Warrant liability	-	4,868,703	-	4,868,703
Convertible debt	-	-	9,951,496	9,951,496
Investment at FVTPL	-		2,629,851	2,629,851

	Level 1	Level 2	Level 3	Fair value as of August 31, 2020
	$	$	$	$

Warrant liability	-	14,135,321	-	14,135,321
Convertible debt	-	-	10,793,459	10,793,459

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

ITEM 19.	EXHIBITS

Exhibit
No. Item	Description of Exhibit
1.1	Notice of Articles dated October 19, 2021

1.2	Certificate of Change of Name, dated October 19, 2021

2.1	Description of Common Shares

4.1	Arrangement Agreement between the Company and GameSquare Esports Inc., dated December 7, 2022 (incorporated by reference to Exhibit 99.1 to the Company’s Form 6-K furnished to the SEC on December 27, 2022)

4.2	Equity Distribution Agreement among the Company, Canaccord Genuity LLC, Oppenheimer & Co. Inc., and B. Riley Securities, Inc., dated August 10, 2021 (incorporated by reference to Exhibit 99.1 to the Company’s Form 6-K furnished to the SEC on August 11, 2021)

4.3	Engine Media Holdings, Inc. Omnibus Equity Incentive Plan

8.1	List of Subsidiaries of the Company

12.1	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934

12.2	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934

13.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Kreston GTA LLP

101.INS	Inline XBRL Instant Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBLR Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase

104	Cover Page Interactive Data File – (formatted as Inline XBRL and contained in Exhibit 101)

58

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Registration Statement on its behalf.

ENGINE GAMING AND MEDIA, INC.

Date: December 20, 2023	By:	/s/ Michael Munoz
	Name:	Michael Munoz
	Title:	Chief Financial Officer

59